Exhibit 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and between

Dynegy Inc.,

as the Seller,

and

Spruce Generation, LLC,

as the Purchaser

Dated as of February 23, 2017

i

Exhibits

Exhibit A                                             Defined Terms

Exhibit B                                             Purchaser Parent Guaranty

Annexes

Annex A                                                Net Working Capital Calculation

Annex B                                                Title Commitments

Annex C                                                Maintenance Schedule

Annex D                                                Fee Triggering Termination

Schedules

Schedule A                                   Seller Disclosure Schedule

Section 3.03 (Governmental Consents)

Section 3.05 (Title)

Section 4.02 (Capitalization)

Section 4.03 (Governmental Consents)

Section 4.04 (Noncontravention)

Section 4.06 (Financial Statements; Absence of Changes; No Undisclosed Liabilities)

Section 4.07 (Litigation)

Section 4.08 (Compliance with Laws and Permits)

Section 4.09 (Contracts)

Section 4.10 (Ownership of Assets)

Section 4.11 (Employee Matters)

Section 4.12 (Environmental Matters)

Section 4.15 (Affiliate Obligations)

Section 4.16 (Insurance)

Section 4.17 (Intellectual Property)

Section 4.18 (Regulatory)

Section 4.20 (Bank Accounts)

Section 4.21 (Sufficiency)

Section 6.02 (Conduct of Business Pending the Closing)

Section 6.07 (Employee Matters)

Section 6.10 (Support Obligations)

Section 6.15 (Use of Certain Names)

Section 6.20 (Assignment of Contracts)

Section 7.02 (Conditions to the Obligations of the Purchaser)

Exhibit A (Definitions)

Schedule B                                   Purchaser Disclosure Schedule

Section 5.03 (Governmental Consents)

Section 6.08(c) (Further Actions)

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of February 23, 2017, is by and between Dynegy Inc., a Delaware corporation (the “Seller”), and Spruce Generation, LLC, a Delaware limited liability company (the “Purchaser” and, together with the Seller, the “Parties”).

RECITALS

WHEREAS, the Seller indirectly owns all of the issued and outstanding limited liability company interests of DP Generation, LLC, a Delaware limited liability company formerly known as IPA Apt Generation, LLC (“DPG”), and DPG directly owns all of the issued and outstanding limited liability company interests (collectively, the “Interests”) of Armstrong Power, LLC, a Delaware limited liability company (“Armstrong”), and Troy Energy, LLC, a Delaware limited liability company (“Troy” and, together with Armstrong, the “Acquired Companies”);

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, the Interests upon the terms and subject to the conditions of this Agreement; and

WHEREAS, as a material inducement to the Seller to enter into this Agreement, concurrently with the execution of this Agreement, LS Power Equity Partners III, L.P., a Delaware limited partnership and a direct or indirect owner of the Purchaser (“Purchaser Parent”), has issued and delivered a guaranty, in the form attached hereto as Exhibit B (the “Purchaser Parent Guaranty”), in favor of the Seller with respect to the obligations of the Purchaser arising under Section 10.02(c).

NOW THEREFORE, in consideration of the foregoing recitals and the representations, warranties, covenants and agreements in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

Definitions and Rules of Construction

SECTION 1.01                                                            Definitions. Each capitalized term used in this Agreement has the meaning given to it in Exhibit A.

SECTION 1.02                                                            Rules of Construction.

(a)                                 Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits, Annexes and Schedules shall be deemed references to Articles and Sections of, and Exhibits, Annexes and Schedules to, this Agreement.

(b)                                 If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The terms “includes” and “including” shall mean “including, without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.

(c)                                  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. When calculating the period of time before which, within which, or following which any action must be taken hereunder, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is on a day that is not a Business Day, then such action may be validly taken by the next day that is a Business Day.

(d)                                 The Parties acknowledge that each Party and its attorney has reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(e)                                  The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

(f)                                   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g)                                  The dollar thresholds contained in Article 9, including the Deductible and the Cap, are not an indication of materiality for any purposes under this Agreement.

(h)                                 All references to “dollars” or “$” shall be to U.S. dollars.

(i)                                     References to any Person include the successors and permitted assigns of that Person.

(j)                                    Prior drafts of this Agreement are not an indication of the Parties’ intent and shall not be applicable to the construction or interpretation of this Agreement.

(k)                                 Any reference in this Agreement, the Schedules or any document delivered in connection with this Agreement to any Law, Contract or document, or any section thereof, shall, unless otherwise expressly provided in this Agreement, be a reference to such Law, Contract, document or section as amended, modified or supplemented (including any successor section) and in effect from time to time.

(l)                                     An item arising with respect to a specific representation, warranty, covenant or agreement shall be deemed to be “reflected on” or “set forth in” a balance sheet or a financial statement to the extent any such phrase appears in such representation, warranty, covenant or agreement if such item and the amount thereof is reasonably identified on such balance sheet or financial statement (or the notes thereto).

(m)                             Delivery (or providing or making available) of any document or item to the Purchaser shall be deemed to have occurred only if, prior to 5:00 a.m. central time on February 23, 2017 (unless any delivery thereafter is expressly acknowledged by any individual identified as a Knowledge party of the Purchaser on Exhibit A to the Purchaser Disclosure Schedule), such document or item has been posted to the “Project Lion” Intralinks data room maintained by the Seller and its Affiliates in connection with the transactions contemplated by this Agreement in a folder thereof to which the Purchaser or its Representatives have downloading and printing access.

ARTICLE 2

Purchase and Sale

SECTION 2.01                                                              Purchase and Sale of Interests. At the Closing, the Purchaser shall purchase, and the Seller shall cause DPG to sell, the Interests, free and clear of all Liens, in exchange for the Purchase Price.

SECTION 2.02                                                              Purchase Price.

(a)                                 The aggregate purchase price for the Interests is an amount in cash, payable as provided in this Section 2.02 and Section 2.05, equal to the sum of (i) $480,000,000 (the “Base Purchase Price”), plus (ii) the Closing Date Net Working Capital Adjustment Amount, minus (iii) the Maintenance Adjustment Amount, minus (iv) if the Closing has not occurred prior to the bid submission deadline for the 2020/21 Auction, the BRA Adjustment Amount (the amount calculated pursuant to the foregoing clauses (i) through (iv), collectively, the “Purchase Price”).

(b)                                 Not less than two (2) Business Days prior to the Closing Date, the Seller shall prepare and deliver, or shall cause to be prepared and delivered, to the Purchaser a written notice setting forth (i) the Estimated Net Working Capital Adjustment Amount, the Estimated Maintenance Adjustment Amount, the Estimated BRA Adjustment Amount and the Estimated Purchase Price, in each case, which shall be calculated in accordance with the terms and conditions, including the definitions, set forth in this Agreement, together with reasonable supporting information and calculations and (ii) the accounts to which the Estimated Purchase Price should be delivered (clauses (i) and (ii), the “Payment Schedule”).

(c)                                  At the Closing, the Purchaser shall pay to the Seller or its designees the Estimated Purchase Price by wire transfer of immediately available funds to the accounts set forth in the Payment Schedule.

(d)                                 Any amount or adjustment taken into account in any component of the Purchase Price shall not be taken into account in any other component of the Purchase Price in a manner that would be duplicative.

SECTION 2.03                                                              Closing. The closing of the purchase and sale of the Interests (the “Closing”) shall take place (a) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 1000 Louisiana, Suite 6800, Houston, Texas 77002, at 10:00 a.m. Houston, Texas time on the third (3rd) Business Day, or if such Business Day is a Monday, on the fourth (4th) Business Day, following the satisfaction or waiver of the conditions to the Closing set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or written waiver of such conditions) or (b) at such other time, date and place as may be mutually agreed upon in writing by the Parties (the date on which the Closing actually occurs being referred to as the “Closing Date”). The Closing shall be deemed effective for accounting purposes (including for purposes of the adjustment in Section 2.05(d)) as of 12:00:01 a.m. (Houston, Texas time) on the Closing Date.

SECTION 2.04                                                              Closing Deliveries.

(a)                                 At the Closing, the Seller shall deliver, or cause to be delivered, to the Purchaser or its designees:

(i)                                     certificates evidencing the Interests, duly endorsed in blank (or membership interest powers in form and substance reasonably satisfactory to the Purchaser, duly executed by DPG);

(ii)                                  if required by the terms of Section 6.20, either (A) a duly executed instrument of assignment, in form substantially similar to the instrument of assignment pursuant to which each of the Contracts set forth on Section 6.20 of the Seller Disclosure Schedule were assigned to Dynegy Marketing and Trade, LLC, or otherwise in a form reasonably acceptable to the Purchaser, pursuant to which Dynegy Marketing and Trade, LLC assigns to Troy or as the Purchaser may otherwise direct, all of its right, title and interest in and to each of the Contracts set forth on Section 6.20 of the Seller Disclosure Schedule (the “Assignment”), or (B) duly executed documentation of alternative arrangements in respect of such Contracts as contemplated by Section 6.20;

(iii)                               a certificate pursuant to Section 1445(b)(2) of the Code, providing that the Person treated as the owner of the assets of the Acquired Companies for U.S. federal income tax purposes is not a foreign person, substantially in the form provided in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B) (the “FIRPTA Certificate”); provided, however, that the Purchaser’s sole right in the event that the Seller fails to deliver such FIRPTA Certificate, or to cause such FIRPTA Certificate to be delivered, pursuant to this Section 2.04(a)(iii) shall be to make an appropriate withholding in accordance with Section 2.07 to the extent required by Section 1445 of the Code;

(iv)                              all books and records of, or primarily relating to, the Acquired Companies, to the extent such books and records are not physically located at the Facilities and are in possession of the Seller or its Affiliates; and

(v)                                 such other agreements, documents, instruments or writings as are required to be delivered by the Seller at or prior to the Closing pursuant to Section 7.02 or as are otherwise reasonably required in connection with this Agreement.

(b)                                 At the Closing, the Purchaser shall deliver, or cause to be delivered, to the Seller or its designees:

(i)                                     the payment required by Section 2.02(c);

(ii)                                  the substitute credit support, novation and releases to the extent required by Section 6.10; and

(iii)                               such other agreements, documents, instruments and writings as are required to be delivered by the Purchaser at or prior to the Closing Date pursuant to Section 7.03 or as are otherwise reasonably required in connection with this Agreement.

SECTION 2.05                                                              Post-Closing Adjustment.

(a)                                 After the Closing Date, the Seller and the Purchaser shall cooperate with each other and provide each other with such access to their respective books, records and relevant employees (and those of the Acquired Companies) as they may reasonably request in connection with the matters addressed in this Section 2.05; provided that no Party shall be obligated to deliver any accountant work papers the delivery of which has not been consented to by such accounting firm. Within sixty (60) days after the Closing Date, the Purchaser shall prepare and deliver to the Seller a statement (the “Purchaser’s Statement”) setting forth (i) its calculation of the Purchase Price (including the Closing Date Net Working Capital Adjustment Amount, the Maintenance Adjustment Amount and the BRA Adjustment Amount as of the Closing) prepared in a manner consistent with the preparation of the Payment Schedule together with reasonable supporting information and calculations and (ii) and the Purchaser’s calculation of the adjustment in Section 2.05(d).

(b)                                 The Seller shall have thirty (30) days from the date on which the Purchaser’s Statement is delivered to the Seller (the “Review Period”) to review the Purchaser’s Statement. Unless the Seller delivers written notice to the Purchaser on or before the last day of the Review Period that it objects to any item or items shown or reflected on the Purchaser’s Statement, and specifying in reasonable detail the item or items to which it objects and reasons therefor (such item or items, the “Disputed Items” and such notice, the “Dispute Notice”), then the Purchaser’s Statement shall be deemed accepted by the Parties and the calculations set forth therein shall be deemed accepted by the Purchaser and the Seller for all purposes of determining the payments in Section 2.05(d). In the event of a delivery of a Dispute Notice by the Seller, senior executives of the Seller, on the one hand, and the Purchaser, on the other hand, shall attempt to resolve their differences arising from any Disputed Items, and any resolution agreed by them in writing shall be final, binding and conclusive for all purposes of determining the payments in Section 2.05(d). In the event that, for any reason, such senior executives are unable to amicably resolve all their differences in writing within fifteen (15) days (or such longer period as the Purchaser and the Seller may agree in writing) following the receipt of a Dispute Notice (the “Resolution Period”), any remaining Disputed Items not agreed in writing shall be referred to PricewaterhouseCoopers LLP (“PWC”). If PWC is unwilling or unable to serve as the Independent Accountant, each of the Seller and the Purchaser will jointly select and retain a nationally recognized accounting firm that is not the auditor or independent accounting firm of any of the Parties who is a certified public accountant and is independent of the Parties and impartial to serve as the Independent Accountant (PWC or such other Person engaged to resolve any Disputed Items pursuant to this Section 2.05, the “Independent Accountant”). If, after fifteen (15) days after the date PWC informs the Parties that it is unable or unwilling to serve as the Independent Accountant, the Seller and the Purchaser cannot mutually agree on an alternate arbiter, either the Seller or the Purchaser may request the American Arbitration Association to appoint as the Independent Accountant, within fifteen (15) days from the date of such request or as soon as practicable thereafter, a partner in a nationally recognized accounting firm that is not the auditor or independent accounting firm of any of the Parties, who is a certified public accountant and who is independent of the Parties and impartial. If, for any reason, the Purchaser and the Seller are unable to agree on the Disputed Items within the Resolution Period, each of the Purchaser, on the one hand, and the Seller, on the other hand, shall prepare separate written reports of such Disputed Items and deliver such reports to the Independent Accountant within twenty (20) days after the later of the expiration of the Resolution Period and the date the Independent Accountant is retained. The Parties shall use their respective reasonable efforts to cause the Independent Accountant to, acting as an expert, as soon as practicable and in any event within thirty (30) days after receiving such written reports, determine the manner in which the Disputed Items shall be treated in the Purchaser’s Statement; provided, however, that the dollar amount of each item in dispute shall be determined within the range of dollar amounts proposed by the Purchaser, on the one hand, and the Seller, on the other hand. The Parties acknowledge and agree that (i) the review by and determination of the Independent Accountant shall be limited to the unresolved Disputed Items contained in the reports prepared and submitted to the Independent Accountant by the Purchaser and the Seller and (ii) the determinations by the Independent Accountant shall be based solely on such reports submitted by the Purchaser and the Seller and the basis for the Purchaser’s and the Seller’s respective positions. The Parties shall not authorize the Independent Accountant to modify or amend any term or provision of this Agreement or modify items previously agreed among the Parties. The Purchaser and the Seller each agree to enter into an engagement letter with the Independent Accountant containing customary terms and conditions for this type of engagement. The Purchaser and the Seller shall use their commercially reasonable efforts to cooperate with and provide information and documentation, including work papers, to assist the Independent Accountant. Any such information or documentation provided by any Party to the Independent Accountant shall be concurrently delivered to the other Party, subject, in the case of independent accountant work papers, to such other Party entering into a customary confidentiality and release agreement with respect thereto. Neither the Purchaser nor the Seller shall disclose to the Independent Accountant, and the Independent Accountant shall not consider for any purposes, any settlement discussions or settlement offers made by any of the Parties with respect to any Disputed Item. The determinations by the Independent Accountant as to the Disputed Items shall be in writing and shall be an expert determination that is final, binding and conclusive for all purposes of determining the adjustments in Section 2.05(d), if any, and such determination may be entered and enforced in any court of competent jurisdiction. The Purchaser and the Seller shall each be liable for and pay one-half of the fees and other costs charged by the Independent Accountant.

(c)                                  No later than the fifth (5th) Business Day immediately following the resolution of all Disputed Items (or, if there is no dispute, promptly after the Parties reach agreement on the Purchaser’s Statement), the Purchaser shall revise the Purchaser’s Statement to reflect the resolution of any Disputed Items (as so revised, the “Final Purchaser’s Statement”) and shall deliver a copy thereof to the Seller. The Seller shall have five (5) Business Days from the date on which the Final Purchaser’s Statement is delivered to it to review the Final Purchaser’s Statement solely for purposes of confirming that such statement accurately reflects the prior resolution of all matters set forth in the Dispute Notice either by mutual agreement of the Parties or by the Independent Accountant, as applicable; provided that the Seller shall be deemed to have accepted the Final Purchaser’s Statement if the Seller does not object within such five (5) Business Day period. The calculation of the Closing Date Net Working Capital Adjustment Amount, the Maintenance Adjustment Amount and the BRA Adjustment Amount set forth in the Final Purchaser’s Statement and the amount of any adjustment pursuant to Section 2.05(d), once accepted by the Seller in the manner provided by the preceding sentence, shall be referred to as the “Final Statement.”

(d)                                 If the Purchase Price, as finally determined as provided in Section 2.05(b) and Section 2.05(c) (as agreed between the Parties or as determined by the Independent Accountant, as applicable, and reflected in the Final Statement), (i) exceeds the Estimated Purchase Price, then the Purchaser shall pay the Seller an amount equal to the amount of such excess, within five (5) Business Days after such amounts are finally agreed or determined pursuant to Section 2.05(b) and Section 2.05(c), by wire transfer of immediately available funds to the account designated in the Payment Schedule, (ii) is less than the Estimated Purchase Price, then the Seller shall pay the Purchaser an amount equal to the amount of any such shortfall, within five (5) Business Days after such amounts are finally agreed or determined pursuant to Section 2.05(b) and Section 2.05(c), by wire transfer of immediately available funds to an account designated in writing by the Purchaser or (iii) is equal to the Estimated Purchase Price, then no payment shall be made pursuant to this Section 2.05.

SECTION 2.06                                                              Purchase Price Allocation. Within thirty (30) days after the determination of the final Purchase Price pursuant to Section 2.05, the Purchaser shall prepare and deliver to the Seller a draft of a statement setting forth a proposed allocation (the “Allocation”) of the Purchase Price (as well as Liabilities assumed or deemed assumed for U.S. federal income tax purposes, to the extent relevant) among the assets of the Acquired Companies in a manner consistent with Section 1060 of the Code, together with reasonable supporting information and calculations. The Seller shall inform the Purchaser in writing within forty-five (45) days of the receipt of such draft of any objection by the Seller to the Allocation. To the extent that any such objection is received, the Purchaser and the Seller shall attempt in good faith to resolve any dispute within fifteen (15) days following the receipt of such objection but shall have no obligation to resolve any disagreement. In the event that the Purchaser and the Seller agree on the Allocation, the Allocation shall be binding on the Purchaser and the Seller, who shall file all Tax Returns in a manner consistent with the Allocation. If the Purchaser and the Seller are unable to agree on the Allocation, each of the Purchaser and the Seller shall be entitled to prepare its own allocation of the Purchase Price (and liabilities assumed or deemed assumed for U.S. federal income tax purposes, to the extent relevant) for purposes of filing its Tax Returns.

SECTION 2.07                                                              Withholding. The Purchaser shall be entitled to deduct and withhold from any payment hereunder to any recipient such amounts as are required to be withheld under applicable Tax Law; provided that the Purchaser shall provide prior written notice to the recipient of any intention to deduct or withhold from any payments with respect to such recipient and shall permit such recipient to provide any applicable forms or other information to eliminate or reduce any such deduction or withholding. Withheld or deducted amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholdings or deductions were made.

ARTICLE 3

Representations and Warranties of the Seller

The Seller hereby represents and warrants to the Purchaser as follows:

SECTION 3.01                                                              Organization and Existence. The Seller is a corporation organized under the Laws of Delaware. DPG is a limited liability company organized under the Laws of Delaware. Each Seller Party is duly organized, validly existing and in good standing under the Laws of Delaware. Each Seller Party is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not have a Seller Material Adverse Effect.

SECTION 3.02                                                              Authorization. The execution, delivery and performance by the Seller of this Agreement and by each Seller Party of each Other Transaction Agreement to which it is or will be a party, and the consummation by the Seller Parties of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of each Seller Party. This Agreement has been duly executed and delivered by the Seller, and each Other Transaction Agreement is or will be duly executed and delivered by each Seller Party that is or will be party thereto. This Agreement constitutes (assuming the due execution and delivery by each other Party) a valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exceptions”). Each Other Transaction Agreement constitutes or will constitute (assuming the due execution and delivery by each other Party) a valid and legally binding obligation of each Seller Party that is party thereto, enforceable against such Seller Party in accordance with its terms, subject in all respects to the effects of the Bankruptcy and Equity Exceptions.

SECTION 3.03                                                              Governmental Consents. No consent or approval (each, a “Consent”) of, or notice or filing (each, a “Filing”) with, any Governmental Entity is required to be obtained or made by any Seller Party in connection with the execution and delivery of this Agreement or any Other Transaction Agreement by the Seller Parties or the consummation by the Seller Parties of the transactions contemplated hereby and thereby, other than (a) the Consents and Filings set forth in Section 3.03 of the Seller Disclosure Schedule (the “Seller Required Consents”) and (b) any Consents and Filings the failure of which to obtain or make would not result in a Seller Material Adverse Effect.

SECTION 3.04                                                              Noncontravention. Assuming that all Seller Required Consents have been timely made, obtained or given, as applicable, the execution, delivery and performance of this Agreement and the Other Transaction Agreements to be delivered hereunder by the Seller Parties do not, and the consummation of the transactions contemplated hereby and thereby will not, (a) contravene or violate any provision of the Organizational Documents of any Seller Party, (b) contravene, violate or result in a breach or default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which any Seller Party is a party or by which any Seller Party is bound, (c) contravene or violate any Law to which any Seller Party is subject or by which any property or asset of any Seller Party is bound or affected or (d) result in the creation of a Lien on any of the Interests, except, in the case of clauses (b) and (c), as would not result in a Seller Material Adverse Effect.

SECTION 3.05                                                              Title.

(a)                                 DPG is a wholly owned indirect Subsidiary of the Seller. DPG is the direct beneficial and record owner of, and has good and legal title to, the Interests set forth in Section 4.02 of the Seller Disclosure Schedule, free and clear of all Liens other than (i) as of the date hereof but not as of the Closing, those Liens set forth in Section 3.05(a) of the Seller Disclosure Schedule or (ii) those Liens arising under the respective Acquired Company’s Organizational Documents, and the Interests represent 100% of the issued and outstanding limited liability company interests of each Acquired Company.

(b)                                 Other than this Agreement and the Organizational Documents of the Acquired Companies, the Interests are not subject to any voting trust agreement or any Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Interests, and no Person has any outstanding or authorized option, warrant or other right relating to the sale or voting of the Interests or pursuant to which (i) any Seller Party is or may become obligated to issue, sell, transfer or otherwise dispose of, redeem or acquire the Interests or (ii) any Seller Party has granted, or may be obligated to grant, a right to participate in the profits of any Acquired Company.

(c)                                  The Interests are duly authorized, fully paid and non-assessable, and were not issued in violation of any purchase option, call option, right of first refusal, subscription right, preemptive rights or any similar rights of any Person.

SECTION 3.06                                                              Litigation. There are no (a) Claims pending or, to the Knowledge of the Seller, threatened against any Seller Party or any of its Affiliates, or (b) outstanding Orders to which any Seller Party or its Affiliates is subject, in each case, that would have a Seller Material Adverse Effect.

SECTION 3.07                                                              Brokers. None of the Seller or any of its Affiliates (excluding any Acquired Company) has any Liability to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which any Acquired Company, the Purchaser or any of its Affiliates could become liable or obliged.

SECTION 3.08                                                              Solvency. Each Seller Party is solvent and able to pay its debts and obligations as they become due. There are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by or, to the Knowledge of the Seller, threatened against any Seller Party.

ARTICLE 4

Representations and Warranties Relating to the Acquired Companies

The Seller hereby represents and warrants to the Purchaser as follows:

SECTION 4.01                                                              Organization and Existence. Each Acquired Company is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each Acquired Company is duly qualified or licensed to do business in each other jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it, and in which the actions required to be performed by it hereunder, make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have an Acquired Company Material Adverse Effect.

SECTION 4.02                                                              Capitalization and Subsidiaries. The legal name, jurisdiction of organization and respective ownership of each Acquired Company is set forth in Section 4.02 of the Seller Disclosure Schedule. No Acquired Company owns any direct or indirect equity interest, participation or voting right in any other Person or any options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, stock appreciation rights, phantom stock, profit participation or other similar rights in or issued by any other Person, and no such interests, rights or securities are outstanding (other than pursuant to this Agreement) in respect of any Acquired Company. The Purchaser has been provided with true and correct copies (including all amendments thereto) of the current limited liability company agreements and certificates of formation of each Acquired Company.

SECTION 4.03                                                              Governmental Consents. No Consent of or Filing with any Governmental Entity is required to be obtained or made by any Acquired Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, other than (a) the Consents and Filings set forth in Section 4.03(a) of the Seller Disclosure Schedule (the “Acquired Company Required Consents”) and (b) any Consents and Filings the failure of which to obtain or make would not have an Acquired Company Material Adverse Effect.

SECTION 4.04                                                              Noncontravention. Assuming that all Acquired Company Required Consents and the Consents and Filings set forth in Section 4.04 of the Seller Disclosure Schedule have been timely made, obtained or given, as applicable, the execution, delivery and performance of this Agreement and the Other Transaction Agreements by the Seller Parties do not, and the consummation of the transactions contemplated hereby and thereby will not, with respect to each Acquired Company, (a) contravene or violate any provision of the Organizational Documents of such Acquired Company, (b) contravene, violate or result in a breach or default (or give rise to any right of termination, cancellation or acceleration) under any Material Contract or material Permit or (c) contravene or violate any Law to which such Acquired Company is subject or by which any property or asset of any such Acquired Company is bound or affected except, in the case of clauses (b) and (c), as would not result in an Acquired Company Material Adverse Effect.

SECTION 4.05                                                              Subsidiaries. No Acquired Company has any Subsidiaries or otherwise holds any equity interests in any Person.

SECTION 4.06                                                              Financial Statements; Absence of Changes; No Undisclosed Liabilities.

(a)                                 Section 4.06(a) of the Seller Disclosure Schedule sets forth true and complete copies of the unaudited balance sheet for each Acquired Company as of and for December 31, 2016 and December 31, 2015 (each, a “Balance Sheet”), together with the related unaudited income statement for each Acquired Company as of and for the year ended December 31, 2016 and the year ended December 31, 2015 (together with the Balance Sheets, the “Financial Statements”). The Financial Statements have been prepared, and the financial statements delivered pursuant to Section 6.23 will have been prepared once delivered, in good faith from the books and records of Armstrong and Troy, as applicable, in accordance with IFRS (or GAAP, with respect to the financial statements delivered pursuant to Section 6.23) and fairly present in all material respects the combined financial position and combined results of operations of Armstrong and Troy, as applicable, as of the dates thereof or for the periods set forth therein.

(b)                                 Since December 31, 2016 through the date of this Agreement, (i) the business of the Acquired Companies has been conducted in accordance with the ordinary course of business in all material respects and (ii) there has not occurred an Acquired Company Material Adverse Effect.

(c)                                  Except for (i) Liabilities included as a current liability in the calculation of Closing Date Net Working Capital Adjustment Amount, (ii) Liabilities incurred in connection with this Agreement and (iii) other Liabilities incurred in the ordinary course of business since December 31, 2016 that do not exceed $2,000,000 in the aggregate, each Acquired Company has no Liabilities, other than for allocated overhead from parent companies that are not Liabilities of the Acquired Companies as of the Closing, that would be required to be reflected on a balance sheet prepared in accordance with GAAP and which are not reflected or reserved against in the Balance Sheet.

SECTION 4.07                                                              Litigation. Except as set forth in Section 4.07 of the Seller Disclosure Schedule, there are no (a) Claims pending or, to the Knowledge of the Seller, threatened against any Acquired Company or (b) outstanding Orders to which any Acquired Company is subject that would have an Acquired Company Material Adverse Effect.

SECTION 4.08                                                              Compliance with Laws and Permits. In each case excluding employee matters (which are addressed by Section 4.11), environmental matters (which are addressed by Section 4.12) and Tax Matters (which are addressed by Section 4.13) and except as would not have an Acquired Company Material Adverse Effect:

(a)                                 each Acquired Company is, has been at all times since February 7, 2017 and, to the Knowledge of the Seller, was at all times during the one-year period before February 7, 2017, in compliance in all respects with all applicable Laws, which compliance includes the possession of, and compliance in all respects with the terms and conditions of, all permits, certificates, licenses, franchises, writs, variances, exemptions, orders and other authorizations of all Governmental Entities required for ownership and operation and ongoing construction and maintenance of its applicable Facility and the operation of its business (collectively, “Permits”);

(b)                                 all material Permits are listed in Section 4.08(b) of the Seller Disclosure Schedule;

(c)                                  all Permits are in full force and effect and are final and nonappealable;

(d)                                 no Claim or Order to revoke, limit or modify any Permit (i) has been served or imposed upon any Seller Party or any Acquired Company since February 7, 2017 or, to the Knowledge of the Seller, during the one-year period before February 7, 2017 or (ii) to the Knowledge of the Seller, is threatened.

SECTION 4.09                                                              Contracts.

(a)                                 Other than (x) any Affiliate Obligation under which any Acquired Company’s obligations will be terminated in accordance with Section 6.02(c) or (y) the Seller Debt Facilities or any Contracts entered into in connection therewith, Section 4.09(a) of the Seller Disclosure Schedule sets forth a list of the following types of Contracts in effect on the date of this Agreement to which any of the Acquired Companies is a party or by which its assets or properties are bound (such Contracts, and any Contracts of the following types entered into after the date of this Agreement as permitted pursuant to Section 6.02, collectively, the “Material Contracts”):

(i)                                     Contracts or groups of related Contracts, including any service agreements or parts supply agreements, requiring or reasonably expected to require payments during any fiscal year in excess of $1,000,000 per annum or $3,000,000 over the term thereof;

(ii)                                  Contracts for the purchase, sale or delivery of energy, capacity, black start services or other ancillary services or the conversion of natural gas or other fuel into electricity, including all electric capacity rights and obligations associated with the capacity of the Facilities, including all rights and obligations that are associated with any capacity commitments acquired through a PJM auction for any period after the Closing (excluding the PJM Operating Agreement and similar Contracts with PJM of the type customarily entered into by independent power generators in order to participate as a member of PJM);

(iii)                               Contracts for the purchase, sale, discharge, treatment or return of natural gas or other fuel or water;

(iv)                              Contracts for the transportation or storage of natural gas or other fuel or transmission of electricity;

(v)                                 Contracts for the future sale of any asset or group of assets of the Acquired Companies for an amount or with a fair market value in excess of $500,000 or that are otherwise material to any Acquired Company;

(vi)                              interconnection agreements for electrical interconnection, natural gas and water;

(vii)                           Contracts with respect to which the Purchaser or any Acquired Company will be required to assume the guaranty obligations or Indebtedness of the Seller or any Affiliate of the Seller (other than the Acquired Companies) upon the Closing or thereafter;

(viii)                        loan agreements, indentures, guarantee agreements, letters of credit, mortgages or promissory notes relating to the borrowing of money or issued at the request of any Acquired Company by any financial institution, or other Contracts evidencing Indebtedness or granting any Liens;

(ix)                              futures, swaps, collars, puts, calls, floors, caps, options or other similar Contracts;

(x)                                 Contracts with a Governmental Entity;

(xi)                              Contracts that contain any covenant that restricts any Acquired Company from competing or engaging in any activity or business or operating any geographic area, from acquiring goods or services from any Person or from soliciting employees;

(xii)                           shared facilities agreements;

(xiii)                        Contracts creating or governing the internal affairs of any joint venture, partnership, limited liability company or strategic alliance or any shareholders’, co-marketing, co-promotion, joint development or similar Contract;

(xiv)                       Contracts for operations, management and other services requiring payments by any Acquired Company in excess of $250,000 individually in any calendar year or $2,000,000 for its term; and

(xv)                          collective bargaining agreements, other employment Contracts that cannot be terminated without any obligation to pay severance (whether by applicable Law or the terms of such employment Contract) or provide advance notice, and Contracts that entitle any employee to compensation, severance or other consideration as a result of the acquisition by any person of control of an Acquired Company.

(b)                                 The Purchaser has been provided with true and correct copies of all Material Contracts, including all amendments, modifications and supplements thereto.

(c)                                  Each Material Contract is in full force and effect and constitutes the valid, binding and enforceable obligation of the relevant Acquired Company that is a party thereto and, to the Knowledge of the Seller, each of the other parties thereto, subject to the Bankruptcy and Equity Exceptions. None of the Acquired Companies, or, to the Knowledge of the Seller, any counterparty to any Material Contract is in breach, violation or default under any Material Contract in any material respect. No event has occurred and is continuing that, with or without notice or lapse of time or both, would constitute a material breach, violation or default by any of the Acquired Companies under any Material Contract or, to the Knowledge of the Seller, any

other party to any Material Contract or permit termination, modification or acceleration by any other party under such Material Contract, and no Acquired Company has received from, or given to, the counterparty thereto any written notification that any event has occurred which (whether with or without notice, lapse of time or both) would constitute a material breach, violation or default thereunder.

(d)                                 Section 6.10 of the Seller Disclosure Schedule contains a true and complete list of each outstanding guaranty, letter of credit, indemnity, performance or surety bond, lien structure or similar credit support arrangement for or on behalf of the Acquired Companies that have been provided by or on behalf of the Seller Parties and their Affiliates.

SECTION 4.10                                                              Ownership of Assets.

(a)                                 Each Acquired Company has (i) good and marketable title to that certain real property described in the Title Commitments as being owned in fee by such Acquired Company (“Owned Real Property”), (ii) good and valid leasehold estates in and to that certain real property described in the Title Commitments as being leased (as lessee) by any Acquired Company (“Leased Real Property”) pursuant to the applicable leases described in such Title Commitments and the right to quiet enjoyment of all of the Leased Real Property pursuant to such leases for the full term thereof, (iii) good title to, or a valid leasehold interest in, all material personal property held by, or used in the business of, such Acquired Company and (iv) good and valid easement interests in and to that certain real property described in the Title Commitments as being subject to easement interests held by such Acquired Company (“Easement Real Property” and, collectively with Owned Real Property and Leased Real Property, the “Real Property”) pursuant to the applicable easements described in such Title Commitments, in each case, free and clear of all Liens other than (A) such imperfections of title, easements, encumbrances, restrictions and other Liens disclosed by the Title Commitments, excluding any Lien securing Indebtedness, or set forth in Section 4.10(a) of the Seller Disclosure Schedule, (B) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s and other like Liens arising in the ordinary course of business which (1) are not, individually or in the aggregate, material to such Acquired Company and (2) relate to amounts not yet delinquent or being contested in good faith (and for which adequate reserves are maintained to the extent required by GAAP) and with respect to which enforcement against the applicable interest in Real Property is not currently being pursued unless such Lien has been bonded in accordance with applicable law and the Acquired Company’s interest in such Real Property is not at risk of loss, (C) Liens for Taxes which are not yet delinquent or are being contested in good faith (and for which appropriate reserves are maintained to the extent required by GAAP), (D) Liens arising under conditional sales contracts and equipment leases with third parties, (E) all matters that (1) are disclosed by the real property records of the county in which the Real Property, or any portion thereof, is located and (2) are not, and would not reasonably be expected to be, material to the applicable Acquired Company, and (F) zoning, entitlement and other land use restrictions of record applicable to any asset, activity or business of any Acquired Company (the Liens referenced in clauses (A) through (F) hereof, the “Permitted Liens”).

(b)                                 None of the interests of the Acquired Companies in any Real Property is subject to or encumbered by any purchase option, right of first refusal or other contractual right or obligation of any Acquired Company to sell, assign or dispose of all or any portion of such interests of such Real Property or to lease, sublease or otherwise grant rights to use its interest in such Real Property or the Real Property Agreements applicable thereto to any other Person.

(c)                                  Each Contract that is set forth in the Title Commitments that evidences an Acquired Company’s fee title, leasehold estate or easement interest in the Real Property (each, a “Real Property Agreement”) is in full force and effect and constitutes the valid, binding and enforceable obligation of the relevant Acquired Company that is a party thereto and, to the Knowledge of the Seller, each of the other parties thereto, subject to the Bankruptcy and Equity Exceptions. None of the Acquired Companies, or, to the Knowledge of the Seller, any counterparty to any Real Property Agreement, is in breach, violation or default under any Real Property Agreement in any material respect. No event has occurred and is continuing that, with or without notice or lapse of time or both, would constitute a material breach, violation or default by any of the Acquired Companies under any Real Property Agreement or, to the Knowledge of the Seller, any other party to any Real Property Agreement, or permit termination, modification or acceleration by any other party under such Real Property Agreement, and no Acquired Company has received from, or given to, the counterparty thereto any written notification that any event has occurred which (whether with or without notice, lapse of time or both) would constitute a material breach, violation or default thereunder.

SECTION 4.11                                                              Employee Matters.

(a)                                 Section 4.11(a) of the Seller Disclosure Schedule contains a list, as of the date of this Agreement, of each Benefit Plan. With respect to each Benefit Plan, the Acquired Companies have made available to the Purchaser copies of (i) such Benefit Plan, including all amendments thereto, (ii) each trust, insurance, annuity or other funding Contract related thereto, including any group contracts and insurance policies, (iii) the most recent summary plan description together with any summary or summaries of material modifications thereto, and (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto.

(b)                                 Each Benefit Plan (and any related trust or other funding vehicle) has been maintained, operated and administered in compliance in respect of Company Employees in all material respects with applicable Laws and with the terms of such Benefit Plan.

(c)                                  No Acquired Company has, or after the Closing is reasonably expected to have, any Liability under or by reason of any Benefit Plan maintained by an Acquired Company or its ERISA Affiliates that is (i) subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiple employer plan” within the meaning of Sections 4063 or 4064 of ERISA or Section 413(c) of the Code, (iii) a “multiemployer plan” as defined in Section 3(37) of ERISA or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(d)                                 No Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment to any Company Employee (other than for continuation coverage required under Section 4980B(f) of the Code or other applicable Law).

(e)                                  Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification, (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter.

(f)                                   Each Benefit Plan that is subject to Section 409A of the Code has been maintained and operated in compliance with such section and all applicable regulatory guidance (including notices, rulings and proposed and final regulations), and to the Knowledge of the Seller no amounts deferred under any such plan is, or upon vesting will be, subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code. None of the Seller, DPG, any Acquired Company or any ERISA Affiliate of any of the foregoing has any indemnity or gross-up obligation to any Continuing Employee for any Taxes or penalties imposed under Sections 4999 or 409A of the Code.

(g)                                  There are no collective bargaining agreements between any Acquired Company or any Affiliate thereof and any labor union representing the Company Employees. No union certification or decertification proceeding has been filed before any Governmental Entity and, to the Knowledge of the Seller, no union authorization card campaign or other union organizing activity has been conducted relating to the Company Employees since February 7, 2017 or, to the Knowledge of the Seller, during the one-year period before February 7, 2017. Since February 7, 2017, and, to the Knowledge of the Seller, during the one-year period before February 7, 2017, there have been no strikes, lockouts or other material labor stoppages involving the Company Employees nor, to the Knowledge of the Seller, are any such strikes, lockouts or other labor stoppages pending or threatened.

(h)                                 Except as would not have an Acquired Company Material Adverse Effect, (i) there are (A) no Claims pending or, to the Knowledge of the Seller, threatened against any Acquired Company by or on behalf of any current or former director, officer, employee or independent contractor of any Acquired Company or otherwise pertaining to labor or employment matters and (B) no outstanding Orders to which any Acquired Company is subject in respect of labor or employment matters, and (ii) each Acquired Company is, has been at all times since February 7, 2017 and, to the Knowledge of the Seller, was at all times during the one-year period before February 7, 2017, in compliance in all respects with all applicable Laws respecting labor, employment and employment practices.

(i)                                     Section 4.11(i) of the Seller Disclosure Schedule sets forth the name and title of each current Company Employee, along with each such individual’s hire date and annual base compensation rate, commission, bonus or other incentive-based compensation, and a description of any material fringe benefits provided to each such individual.

SECTION 4.12                                                              Environmental Matters. Except as would not have an Acquired Company Material Adverse Effect:

(a)                                 each Acquired Company is, has been at all times since February 7, 2017 and, to the Knowledge of the Seller, was at all times during the one-year period before February 7, 2017, in compliance with all applicable Environmental Laws;

(b)                                 except as set forth in Section 4.12(b) of the Seller Disclosure Schedule, there are (i) no Claims (A) pending with respect to any Acquired Company, or (B) to the Knowledge of the Seller threatened against any Acquired Company, and (ii) no outstanding Orders to which any Acquired Company is subject, in each case, alleging or finding any violation of, or Liability under, any Environmental Law;

(c)                                  no Acquired Company is subject to any Order requiring the investigation or cleanup of any Hazardous Substance under any Environmental Law at any real property currently or formerly owned or operated by such Acquired Company, as applicable, or at any other real property at which Hazardous Substances were disposed of or released by or on behalf of any Acquired Company;

(d)                                 there has been no release of any Hazardous Substance since February 7, 2017 and, to the Knowledge of the Seller, during the one-year period before February 7, 2017, that would reasonably be expected to be the subject of any Claim against any Acquired Company or otherwise result in Liability to such Acquired Company, and, to the Knowledge of the Seller, Hazardous Substances are not otherwise present at or about any facility currently or formerly owned or operated by any Acquired Company in violation of or in condition that would reasonably be expected to result in Liability to such Acquired Company relating to any Environmental Law; and

(e)                                  (i) except as set forth in Section 4.12(e)(i) of the Seller Disclosure Schedule, each Acquired Company holds all Environmental Permits with respect to its applicable Facility, (ii) all material Environmental Permits are listed in Section 4.12(e)(ii) of the Seller Disclosure Schedule, (iii) except as set forth in Section 4.12(e)(iii) of the Seller Disclosure Schedule, all Environmental Permits are in full force and effect and are final and nonappealable and (iv) no Claim or Order to revoke, limit or modify any Environmental Permit (A) has been served or imposed upon any Seller Party or any Acquired Company since February 7, 2017 or, to the Knowledge of the Seller, during the one-year period before February 7, 2017, or (B) to the Knowledge of the Seller, is threatened.

SECTION 4.13                                                              Taxes.

(a)                                 (i) All material Tax Returns required to be filed by or with respect to each Acquired Company have been filed when due, and all such Tax Returns are true, correct and complete in all material respects, (ii) all material Taxes and Tax liabilities due by or with respect to the income, assets or operations of the Acquired Companies have been timely paid in full to the appropriate Taxing Authorities, (iii) there is no Claim or audit pending, threatened in writing, or in progress with respect to any material Tax of, or with respect to, any Acquired Company, (iv) there are no outstanding agreements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, any material Taxes of any Acquired Company, (v) each Acquired Company has timely and properly collected, withheld and remitted to the Taxing Authority to whom such payment is due all material amounts required to be collected or withheld by them for the payment of material Taxes, (vi) there are no Liens for any material Taxes upon the assets of each Acquired Company other than Permitted Liens, (vii) each Acquired Company is classified as a disregarded entity (within the meaning of Treasury Regulation Section 301.7701-3(f)(2)) for U.S. federal income Tax purposes, and, to the

Knowledge of the Seller, has been since inception, (viii) there are no Tax sharing, allocation, indemnification or similar agreements or arrangements in effect as between any Acquired Company and any other party, other than those agreements or arrangements entered into in the ordinary course of business that are not primarily related to Tax matters, and (ix) no claim is pending, threatened in writing, or in progress by any Taxing Authority in a jurisdiction where an Acquired Company does not file a Tax Return that such Acquired Company is or may be subject to taxation by that jurisdiction.

(b)                                 To the Knowledge of the Seller: (i) no Acquired Company has been a member of an affiliated, combined, consolidated or unitary group for Tax filing purposes other than a group of which the Acquired Companies are the sole members; and (ii) no Acquired Company has any Liability for Taxes of another person as a transferee or successor.

SECTION 4.14                                                              Brokers. None of the Acquired Companies have any Liability to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which any Acquired Company, the Purchaser or any of its Affiliates could become liable or obliged.

SECTION 4.15                                                              Intercompany Obligations. Except for the Seller Debt Facilities and any Affiliate Obligation that is set forth in Section 4.15 of the Seller Disclosure Schedule, to the Knowledge of the Seller, there are no Affiliate Obligations.

SECTION 4.16                                                              Insurance.

(a)                                 Section 4.16(a) of the Seller Disclosure Schedule sets forth (i) a list of all material insurance policies maintained by any Acquired Company or its Affiliates as of the date of this Agreement with respect to which such Acquired Company is a named insured or otherwise the beneficiary of coverage (collectively, the “Insurance Policies”) and (ii) all material claims thereunder made by or in respect of any Acquired Company.

(b)                                 The Insurance Policies are in full force and effect, and there are no outstanding unpaid premiums with respect thereto except in the ordinary course of business.

(c)                                  There is no material claim by or in respect of any Acquired Company pending under the Insurance Policies as to which coverage has been denied or disputed by the underwriters of the Insurance Policies.

SECTION 4.17                                                              Intellectual Property. Each Acquired Company owns or possesses adequate licenses or other valid rights to use all existing software, trade secrets, technology, trademarks, trade names, service marks, materials subject to copyright Laws and other intangible intellectual property rights currently used in its business (the “Intellectual Property”), except (a) as set forth in Section 4.17 of the Seller Disclosure Schedule or (b) where the failure to do so would not be material to the Acquired Companies, taken as a whole. Except as would not be material to the Acquired Companies, taken as a whole, (i) no Acquired Company has received any written notice or other written communication that such Acquired Company is infringing any Intellectual Property of any other Person and (ii) to the Knowledge of the Seller, no Person is infringing upon any Intellectual Property of any Acquired Company.

SECTION 4.18                                                              Regulatory.

(a)                                 Each Acquired Company meets the requirements for, has filed a self-certification with FERC or has been found by FERC to be, and currently is, an “exempt wholesale generator” within the meaning of PUHCA.

(b)                                 Each Acquired Company has received authorization from FERC to sell electric energy, capacity and certain ancillary services at market-based rates under a filed tariff in a final order no longer subject to rehearing or appeal and has been granted such waivers and blanket authorizations (including blanket authorization to issue securities and to assume liabilities under Section 204 of the Federal Power Act and Part 34 of FERC’s regulations) as are customarily granted to entities with market-based rate authority. To the Knowledge of the Seller, each such tariff is not subject to any pending challenge or investigation.

(c)                                  Except as set forth in Section 4.18(c) of the Seller Disclosure Schedule, each Acquired Company has been authorized by FERC to receive, and has been receiving, compensation for reactive supply and voltage support under its Reactive Tariff, its Reactive Tariff is in full force and effect, and each Acquired Company is in compliance in all material respects with its Reactive Tariff.

(d)                                 The Acquired Companies have received the correspondence from PJM set forth in Section 4.18(d) of the Seller Disclosure Schedule (the “PJM Correspondence”). The PJM Correspondence has not been revoked or terminated. Armstrong is receiving payment in the approximate amount of $353,061 per month, for a term commencing on June 1, 2015 and ending ten (10) years thereafter, and Troy is receiving payment in the approximate amount of $267,355 per month, for a term commencing on August 1, 2014 and ending ten (10) years thereafter, in each case, subject to Schedule 6A of PJM’s FERC tariff, and each Acquired Company is in compliance in all material respects with such tariff.

(e)                                  Each Acquired Company is not a “holding company” within the meaning of PUHCA.

SECTION 4.19                                                              Solvency. Each Acquired Company is solvent and able to pay its debts and obligations as they become due. There are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by or, to the Knowledge of the Seller, threatened against any Acquired Company.

SECTION 4.20                                                              Bank Accounts. Except as set forth in Section 4.20 of the Seller Disclosure Schedule, the Acquired Companies do not own any bank account as of the date of this Agreement. As of the Closing Date, the Seller shall have taken all actions necessary to cause all of the Acquired Companies’ bank accounts to be closed on or before the Closing Date or as soon as possible after the Closing Date.

SECTION 4.21                                                              Sufficiency. Other than (a) any services provided to the Acquired Companies by the Seller or any of its Affiliates that are set forth in Section 4.21(a) of the Seller Disclosure Schedule, (b) any Contract set forth in Section 4.21(b) of the Seller Disclosure Schedule, (c) any Affiliate Obligation set forth in Section 4.15 of the Seller Disclosure Schedule, (d) any services provided by any Company Employee that does not accept the offer of employment described in Section 6.07(a) and (e) the Contracts set forth in Section 6.20 of the Seller Disclosure Schedule, (i) upon the Closing, each Acquired Company’s assets and properties will constitute assets and properties sufficient to own, operate and maintain the Facilities in all material respects as owned, operated and maintained by the Acquired Companies prior to the Closing Date, and (ii) from and after the Closing, the Seller Parties and their respective Affiliates shall not own any material assets or properties used in or held for use in such business as currently conducted.

ARTICLE 5

Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants to the Seller and the Acquired Companies as follows:

SECTION 5.01                                                              Organization and Existence. The Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware. The Purchaser is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not, individually or in the aggregate, have a material adverse effect on the Purchaser’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

SECTION 5.02                                                              Authorization. The execution, delivery and performance by the Purchaser of this Agreement and each Other Transaction Agreement to which it is or will be a party, and the consummation by the Purchaser of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and each Other Transaction Agreement to be delivered by the Purchaser is or will be duly executed and delivered by the Purchaser. This Agreement constitutes (assuming the due execution and delivery by each other Party) a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject in all respects to the Bankruptcy and Equity Exceptions. Each Other Transaction Agreement to be delivered by the Purchaser constitutes or will constitute (assuming the due execution and delivery by each other Party) a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject in all respects to the effects of the Bankruptcy and Equity Exceptions.

SECTION 5.03                                                              Governmental Consents. No Consent of, or Filing with, any Governmental Entity is required to be obtained or made by the Purchaser in connection with the execution and delivery of this Agreement or the Other Transaction Agreements by the Purchaser or the consummation by the Purchaser of the transactions contemplated hereby and thereby, other than (a) the Consents and Filings set forth in Section 5.03 of the Purchaser Disclosure Schedule (the “Purchaser Required Consents”) and (b) the Consents and Filings the failure of which to obtain or make would not result in a material adverse effect on the Purchaser’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

SECTION 5.04                                                              Noncontravention. Assuming that all the Purchaser Required Consents have been timely made, obtained or given, as applicable, the execution, delivery and performance of this Agreement and the Other Transaction Agreements to be delivered hereunder by the Purchaser does not, and the consummation by the Purchaser of the transactions contemplated hereby and thereby will not (a) contravene or violate any provision of the Organizational Documents of the Purchaser, (b) contravene, violate or result in a breach or default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which the Purchaser is a party or by which the Purchaser is bound or (c) contravene or violate any Law to which the Purchaser is subject or by which any property or asset of the Purchaser is bound or affected except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, result in a material adverse effect on the Purchaser’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

SECTION 5.05                                                              Litigation. There are no (a) Claims pending or, to the Purchaser’s Knowledge, threatened against the Purchaser or any of its Affiliates by or before any Governmental Entity or any arbitrator or (b) outstanding Orders to which Purchaser or its Affiliates is subject, in each case, that would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the Purchaser’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

SECTION 5.06                                                              Compliance with Laws. The Purchaser is not in violation of any Law, except for violations that would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the Purchaser’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

SECTION 5.07                                                              Brokers. Neither the Purchaser nor any of its Affiliates has any Liability to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Seller or its Affiliates could become liable or obliged.

SECTION 5.08                                                              Investment Intent. The Purchaser acknowledges that neither the offer nor the sale of the Interests has been registered under the U.S. Securities Act of 1933 (together with the rules and regulations promulgated thereunder, the “Securities Act”), or under any state or foreign securities Laws. The Purchaser is acquiring the Interests for its own account for investment, without a view to, or for a resale in connection with, the distribution thereof in violation of the Securities Act or any applicable state or foreign securities Laws and with no present intention of distributing or reselling any part thereof. The Purchaser will not distribute or resell any of the Interests in violation of any such Laws.

SECTION 5.09                                                              Available Funds; Source of Funds. The Purchaser has access to, and will have at Closing, sufficient cash or other sources of immediately available funds to pay in cash the Purchase Price in accordance with Article 2 and for all other actions necessary for the Purchaser to consummate the transactions contemplated in this Agreement. All funds paid and to be paid to the Seller shall not have been derived from, or constitute, either directly or indirectly, the proceeds of any criminal activity under the anti-money laundering Laws of the U.S.

SECTION 5.10                                                              Investigation. The Purchaser is a sophisticated entity, knowledgeable about the industry in which the Acquired Companies operate, experienced in investments in such businesses and able to bear the economic risk associated with the purchase of the Interests. The Purchaser has such knowledge and experience as to be aware of the risks and uncertainties inherent in the purchase of interests of the type contemplated in this Agreement, as well as the knowledge of the Acquired Companies and their respective operations in particular, and has independently made its own analysis and decision to enter into this Agreement.

SECTION 5.11                                                              Legal Impediments. To the Knowledge of the Purchaser, there are no facts relating to the Purchaser, any applicable Law or any Contract to which the Purchaser is a party that would disqualify the Purchaser from obtaining control of the Interests or the Acquired Companies or that would prevent, delay or limit the ability of the Purchaser to perform its obligations hereunder or to consummate the transactions contemplated hereby.

SECTION 5.12                                                              Purchaser Parent Guaranty. Concurrently with the execution and delivery of this Agreement, the Purchaser Parent has delivered to the Seller the Purchaser Parent Guaranty, dated as of the date hereof, in favor of the Seller. The Purchaser Parent Guaranty is in full force and effect and constitutes (assuming the due execution of this Agreement by the Seller) a valid and legally binding obligation of the Purchaser Parent, enforceable against the Purchaser Parent in accordance with its terms, subject in all respects to the Bankruptcy and Equity Exceptions. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Purchaser Parent under the Purchaser Parent Guaranty.

SECTION 5.13                                                              Solvency. Immediately after giving effect to the Closing and the consummation of the other transactions contemplated by this Agreement (including any Financing entered into in connection therewith), the Purchaser and the Acquired Companies shall be solvent and able pay their respective debts and obligations as they become due. In completing the transactions contemplated by this Agreement, the Purchaser does not intend to hinder, delay or defraud any present or future creditors of the Purchaser or the Acquired Companies.

ARTICLE 6

Covenants

SECTION 6.01                                                              Information Pending Closing.

(a)                                 From the date of this Agreement through the earlier of the Closing or the termination of this Agreement pursuant to Section 10.01 (the “Interim Period”), the Seller shall provide, and shall cause DPG and the Acquired Companies to provide, the Purchaser and its Representatives with access to (x) the Facilities, (y) the officers and employees of the Acquired Companies and of the Seller Parties and (z) information as to the Acquired Companies and their operations for purposes reasonably related to this Agreement, as reasonably requested by the Purchaser and to the extent such information is readily available to the Acquired Companies or can be obtained by the Acquired Companies without any material interference with the business or operations of the Acquired Companies. Notwithstanding the foregoing, the Acquired Companies shall not be required to provide any information (i) which the Seller reasonably believes it or the Acquired Companies are prohibited from providing to the Purchaser by reason of applicable Law, which constitutes or allows access to information protected by attorney/client privilege or which the Seller or the Acquired Companies are required to keep confidential or prevent access to by reason of any Contract with a Third Party, (ii) relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined by the Seller’s counsel, might reasonably result in antitrust difficulties for the Seller or its Affiliates or (iii) relating to any potential sale of any Acquired Company or the Facilities to any other Person; provided the Seller shall use its commercially reasonable efforts to disclose the information described in clauses (i) and (ii) (or as much of such information as possible) in a manner that does not violate applicable Law, result in the loss of attorney/client privilege or violate any confidentiality restriction, and shall notify the Purchaser of any information that it is not providing pursuant to the limitations of this sentence. Notwithstanding anything contained herein, from the date of this Agreement through the Closing, the Purchaser shall not contact any Acquired Company’s employees, independent contractors, distributors, vendors, customers or suppliers without receiving prior written authorization from the Seller, which shall not be unreasonably withheld, conditioned or delayed.

(b)                                 The Purchaser shall indemnify, defend and hold harmless the Seller, its Affiliates and their respective Representatives for any and all Indemnifiable Losses incurred by the Seller, its Affiliates or their respective Representatives to the extent arising out of the acts and omissions of the Purchaser and its Representatives in exercising the access rights under this Section 6.01.

SECTION 6.02                                                              Conduct of Business Pending the Closing.

(a)                                 During the Interim Period, except (i) as required or otherwise expressly contemplated this Agreement, (ii) as set forth in Section 6.02(a) of the Seller Disclosure Schedule, (iii) as required under applicable Law, (iv) as required to prevent or mitigate an imminent threat or danger to life or property due to an emergency (but the Seller shall provide notice of such emergency to the Purchaser as soon as reasonably practicable upon the occurrence of such emergency) or (v) with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller shall cause each Acquired Company to (A) operate the Facilities in the ordinary course of business and in compliance in all material respects with all applicable Laws, material Permits and material Contracts (other than Affiliate Obligations) and (B) use its commercially reasonable efforts to (1) preserve, maintain and protect the assets and properties of such Acquired Company, (2) maintain its material Permits and material Contracts (other than any Affiliate Obligations), (3) maintain all material relationships with customers, suppliers and Governmental Entities, and (4) complete each of the maintenance activities referenced in the definition of “Maintenance Adjustment Amount” consistent with Good Industry Practices; provided that the completion of the maintenance activities in this clause (4) shall not be considered in determining whether the condition set forth in Section 7.02(a) has been satisfied.

(b)                                 Without limiting the foregoing, during the Interim Period, except (1) as required or otherwise expressly contemplated by this Agreement, (2) as set forth in Section 6.02(b) of the Seller Disclosure Schedule, (3) as required under applicable Law, (4) as required to prevent or mitigate an imminent threat or danger to life or property due to an emergency (but the Seller shall provide notice of such emergency to the Purchaser as soon as reasonably practicable upon the occurrence of such emergency) or (5) with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller shall cause each Acquired Company to not:

(i)                                     sell, transfer, convey, abandon, cancel or otherwise dispose of any material assets, other than (A) sales, transfers, conveyances, abandonments, cancelations or other dispositions of obsolete fixtures, equipment and tangible personal property no longer used or useful in the business of the Acquired Companies in the ordinary course of business or (B) distributions by any Acquired Company to the Seller of cash and accounts receivable pursuant to Section 6.16(b); provided that such distributions are reflected in the calculation of the Net Working Capital of the Acquired Companies as of the Closing Date;

(ii)                                  acquire any asset or property or make or commit to make capital expenditures, in each case, in excess of $500,000 individually or $1,000,000 in the aggregate except to the extent set forth on Annex C;

(iii)                               merge or consolidate with any other Person or acquire all or substantially all of the assets of any other Person;

(iv)                              except for any Affiliate Obligation that is subject to Section 6.02(c), enter into, terminate, materially amend, grant any waiver of any material term under, grant any material consent with respect to, or fail to comply in any material respect with, any Material Contract (or any Contract that would be a Material Contract if in existence on the date hereof);

(v)                                 enter into or modify, terminate, cancel, renew or assign any material Permit, other than any material Permit that will expire prior to the Closing by its terms or the renewal of any material Permit in a timely fashion without material modifications to the terms of such material Permit, except as may be required by applicable Law;

(vi)                              issue, reserve for issuance, pledge or otherwise encumber, redeem or sell any of its respective equity interests;

(vii)                           liquidate, dissolve or otherwise wind up its business or operations;

(viii)                        purchase any equity securities of any Person;

(ix)                              amend or modify its respective Organizational Documents;

(x)                                 effect any recapitalization, reclassification or other change in its capitalization;

(xi)                              engage in any new line of business;

(xii)                           create, incur or assume any Indebtedness or issue debt securities, or grant or permit to exist any Lien on any of its assets or properties (other than any Permitted Lien);

(xiii)                        settle any Claim or compromise or settle any Liability, unless (A) the amount of such settlement or compromise does not exceed $1,000,000, individually, or $2,000,000, in the aggregate, for all such amounts under this Section 6.02(b)(xiii), (B) the payment of such amount, to the extent not paid prior to the Closing, is reflected in the calculation of the Net Working Capital of the Acquired Companies as of the Closing Date, (C) such settlement or compromise includes a full release of the Acquired Companies from all Liabilities, and (D) such settlement or compromise would not impose any restrictions on the conduct of the business of the Acquired Companies or require any admission of guilt by an Acquired Company;

(xiv)                       cancel or materially change coverage under any Insurance Policy;

(xv)                          except in the ordinary course of business consistent with past practice and current market practice, grant any increase in the compensation or severance pay to any Person who will be a Continuing Employee, except, in the case of a material increase in severance pay, if the Seller or any of its Affiliates (other than the Acquired Companies after the Closing) will be solely responsible therefor, or adopt, enter into or materially amend any Benefit Plan in respect of any Person who will be a Continuing Employee;

(xvi)                       make any change in its Tax accounting or Tax reporting principles, methods or policies, make any new, or change any existing, election with respect to Taxes, amend any Tax Return, settle any Tax liability, enter into any Contract with respect to Taxes, enter into any settlement or closing agreement with respect to Taxes with any Taxing Authority, in each case, to the extent such change, election, settlement, Contract or agreement could reasonably be expected to give rise to a material adverse consequence to an Indemnified Purchaser Entity;

(xvii)                    cause any Acquired Company to cease to be treated as a disregarded entity for federal income tax purposes;

(xviii)                 make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(xix)                       enter into any reactive-power-related settlement at FERC for either of the Acquired Companies agreeing to a revenue requirement that is less than 90% of the revenue requirement in such Acquired Company’s Reactive Tariff or that imposes any non rate-related condition in the settlement; or

(xx)                          agree or commit to do any of the foregoing.

(c)                                  Prior to the Closing, the Seller shall cause (i) all Liabilities of each Acquired Company under each Affiliate Obligation to be terminated, any amount owed as a result of such termination to be discharged, and the Acquired Companies to have no further Liabilities thereunder and (ii) all Liabilities of the Acquired Companies to the Seller Parties and their Affiliates to be terminated and discharged, in each case, to be effective as of the Closing. In the event that, after the Closing, any Acquired Company has any Liabilities under any Affiliate Obligation, upon the written request of the Purchaser, the Seller shall promptly cause all such Liabilities to be terminated and discharged, and the Acquired Companies shall have no

Liabilities as a result of such termination or otherwise, irrespective of when such Liabilities arose. Notwithstanding the foregoing, this Section 6.02(c) shall not apply to any Contract entered into after the Closing or any Contract entered into prior to the Closing as expressly contemplated by this Agreement and in form and substance reasonably satisfactory to the Purchaser, in either case, between any Acquired Company, on the one hand, and any Seller Party or any of its Affiliates, on the other hand.

(d)                                 Prior to the Closing, the Seller shall, and shall cause DPG and Armstrong to, reasonably consult with the Purchaser in connection with the application for renewal of the Armstrong Facility’s Title V permit by (i) providing periodic updates to the Purchaser of material developments in connection with such application, (ii) sharing with the Purchaser notices, drafts, requests for information and other material correspondence to and from the Pennsylvania Department of Environmental Protection, (iii) notifying the Purchaser in advance of any material meetings, conference calls or other proceedings with the Pennsylvania Department of Environmental Protection in connection with such application and (iv) considering in good faith the Purchaser’s input in connection with such notices, drafts, request for information, correspondence, meetings, conference calls and proceedings. The Seller shall not agree to the finalization of such renewal of the Title V permit on terms that are materially less favorable, in the aggregate, to Armstrong than those set forth in the existing Title V permit without the prior written consent of the Purchaser.

(e)                                  Prior to the Closing, the Seller shall, and shall cause DPG and the Acquired Companies to, provide periodic updates to the Purchaser of material developments in connection with the submittal to and approval by PJM of a Fuel Cost Policy for each Acquired Company; provided, however, that none of the Seller, DPG or the Acquired Companies shall be required to provide Purchaser with any information related thereto that the Seller reasonably believes is commercially sensitive.

(f)                                   Nothing contained in this Section 6.02 is intended to give the Purchaser the right to control or direct the operations of the Acquired Companies prior to the Closing. Prior to the Closing, the Seller and the Acquired Companies shall exercise complete control and supervision over the Acquired Companies’ operations subject to the limitations in this Section 6.02.

SECTION 6.03                                                              Tax Matters.

(a)                                 Pre-Closing Period Tax Returns. The Seller shall be responsible for, shall cause to be prepared and filed and shall pay all Taxes shown as due on, all Tax Returns of the Acquired Companies with respect to taxable periods ending on or before the Closing Date; provided, however, that the Seller shall prepare all such Tax Returns in accordance with past practice (unless otherwise required by applicable Law). The Seller shall submit any such Tax Returns that will be filed after the date hereof to the Purchaser no later than thirty (30) days (or in the case of sales Taxes, such shorter period as is practicable, but in no event less than ten (10) days) prior to the due date of such Tax Returns for the Purchaser’s review and comment. The Seller shall in good faith consider any comments of the Purchaser to such Tax Returns.

(b)                                 Tax Returns. The Seller shall be responsible for, and shall cause to be prepared and filed, the Tax Returns of the Acquired Companies with respect to any Straddle Period; provided, however, that the Seller shall prepare all such Tax Returns in accordance with past practice (unless otherwise required by applicable Law). The Seller shall submit all such Tax Returns to the Purchaser no later than thirty (30) days (or in the case of sales Taxes, such shorter period as is practicable, but in no event less than ten (10) days) prior to the due date of such Tax Returns for the Purchaser’s review and comment. The Purchaser and the Seller shall attempt in good faith to resolve any disputes within ten (10) days the following the delivery of such Tax Returns to Purchaser. If the Purchaser and the Seller are unable to reach such agreement within ten (10) days, any disputed items shall be resolved by the Independent Accountant and any determination by the Independent Accountant shall be final; provided that if any disputes between Purchaser and Seller have not been resolved by the due date for filing a Tax Return (giving effect to all available valid extensions), the Purchaser shall file any such Tax Return in the manner prepared by the Seller, and the Tax Return will be amended if and to the extent necessary to reflect the resolution of any disputed items. Unless required by Law, the Purchaser shall not, and shall cause the Acquired Companies not to, amend any Tax Return relating to a Pre-Closing Tax Period of such Acquired Company. The Seller shall pay to the Purchaser the portion of any Taxes shown as due on any Tax Return prepared pursuant to this Section 6.03(b) that are allocable to a Pre-Closing Tax Period no less than five (5) days prior to the due date for the filing of such Tax Return.

(c)                                  Allocation of Straddle Period Taxes. With respect to Taxes of, or with respect to, the Acquired Companies relating to a Straddle Period, the Seller shall be liable for the amount of such Taxes allocable to the portion of the Straddle Period that is deemed to end on the close of business on the Closing Date. For purposes of the preceding sentence, in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the portion of such Tax period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on (and including) the Closing Date and the denominator of which is the number of days in the entire Tax period and (ii) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would be payable if the relevant Tax period ended on (and included) the Closing Date. For this purpose, any franchise Tax paid or payable based solely on capital shall be allocated to the taxable period for which payment of the Tax provides the right to engage in business, regardless of the taxable period during which the income, operations, assets or capital comprising the base of such Tax is measured. In determining whether a property Tax is attributable to a Pre-Closing Tax Period or a Straddle Tax Period (or portion thereof), any property Tax shall be deemed a property Tax attributable to the taxable period specified on the relevant property Tax bill. For illustrative purposes, and for the avoidance of doubt, (A) all Ohio ad valorem real and personal Tax bills for 2017 and all Pennsylvania county and municipal real property Tax bills shall cover the calendar year beginning January 1, 2017 and ending December 31, 2017 and (B) all Pennsylvania school real property Tax bills for 2017 shall cover the fiscal year beginning July 1, 2017 through June 30, 2018, and the Parties agree that they shall allocate the Taxes between their respective ownership periods during such respective calendar or fiscal year of the transaction in accordance with clause (i) above.

(d)                                 Cooperation. The Purchaser and the Seller shall cooperate fully, and shall cause their respective Affiliates to cooperate fully, as and to the extent reasonably requested by any Party, in connection with the preparation and filing of Tax Returns of the Acquired Companies and any Tax contest or other proceeding with respect to such Tax Returns. Such cooperation shall include the retention and (upon a Party’s request) the provision of records and information which are reasonably relevant to any such Tax contest or other proceeding. The requesting Party shall reimburse the cooperating Parties for all reasonable costs and expenses incurred by such cooperating Parties.

(e)                                  Transfer Taxes. The Purchaser shall file all Tax Returns required to be filed to report Transfer Taxes imposed on or with respect to the transactions contemplated by this Agreement. The Seller and the Purchaser shall each be responsible for the timely payment of, and shall indemnify, defend and hold harmless the other Party from and against, 50% of all Transfer Taxes imposed on or with respect to the transactions contemplated by this Agreement.

(f)                                   Tax Contests.

(i)                                     The Purchaser, on the one hand, and the Seller, on the other hand, shall promptly notify each other upon receipt by such Party of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period or a Straddle Period, in each case, for which the Seller may be liable under this Agreement (any such inquiry, claim, assessment, audit or similar event, a “Seller Tax Matter”).

(ii)                                  The Seller shall have sole control of the conduct of all Seller Tax Matters. The Purchaser may participate at its own expense with respect to any Seller Tax Matter. If the Purchaser does not elect to participate in such Tax Matter, the Seller shall keep the Purchaser informed of all developments on a timely basis and the Seller shall not resolve such Tax Matter in a manner that could reasonably be expected to have a material adverse effect on any Indemnified Purchaser Entity without the Purchaser’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(iii)                               In the event of any conflict or overlap between the provisions of this Section 6.03(f) and Article 9, the provisions of this Section 6.03(f) shall govern.

SECTION 6.04                                                              Confidentiality; Publicity.

(a)                                 The Purchaser acknowledges that all information, documents and other materials provided or made available to it in connection with this Agreement and the consummation of the transactions contemplated hereby, including pursuant to Section 6.01, is Confidential Information subject to the terms of the Confidentiality Agreement and Non-Disclosure Agreement, dated as of December 9, 2016, between the Seller and LS Power Equity Advisors, LLC (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate. If, for any reason, the transactions contemplated by this Agreement are not consummated, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b)                                 No Party or its respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except any such announcement or communication (i) as may be required by applicable Law or the rules and regulations of any applicable national securities exchange (provided that such Party uses its commercially reasonable efforts to coordinate or communicate such announcement or communication with the other Party prior to announcement or issuance) or (ii) is consistent with previous announcements or communications made jointly by the Parties or other documents mutually approved by the Parties.

(c)                                  For a period of two (2) years following the Closing Date, the Seller shall, and shall cause its Affiliates and its and their Representatives to treat and hold as confidential (and not disclose or provide access to any Person to) all confidential or proprietary information with respect to the Facilities, the Acquired Companies and the business, assets and properties of the Acquired Companies.

SECTION 6.05                                                              Post-Closing Books and Records; Financial Statements. For a period of seven (7) years after the Closing, the Purchaser will give the Seller, its Affiliates and its and their Representatives access to properties transferred to the Purchaser, books and records transferred to the Purchaser (even if such transferred books and records are or become commingled with books and records of the Purchaser and its Affiliates) and personnel and Representatives of the Acquired Companies, as may be reasonably required by the Seller, including for any legitimate business purpose or otherwise (a) to the extent necessary for the preparation of financial statements, regulatory filings or Tax Returns of the Seller or its Affiliates in respect of periods ending on or prior to the Closing, (b) to the extent necessary for the Seller or any of its Affiliates to comply with their respective obligations under Section 8.1(b) of the Amended and Restated Stock Purchase Agreement, dated as of June 27, 2016, as amended through the date of this Agreement, by and among Atlas Power Finance, LLC, GDF SUEZ Energy North America, Inc. and International Power, S.A. (the “GDF SUEZ SPA”) or (c) in connection with any insurance claims, Tax audits, Claims or any obligations under this Agreement or any agreement, document or instrument contemplated hereby or thereby. Notwithstanding the foregoing, the Purchaser shall not be required to provide any information (i) which the Purchaser reasonably believes it or the Acquired Companies are prohibited from providing to the Seller by reason of applicable Law, which constitutes or allows access to information protected by attorney/client privilege or which the Purchaser or the Acquired Companies are required to keep confidential or prevent access to by reason of any Contract with a Third Party, or (ii) relating to pricing or other matters, in each case, arising after the Closing and that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined by the Purchaser’s counsel, might reasonably result in antitrust difficulties for the Purchaser or its Affiliates; provided that the Purchaser shall use its commercially reasonable efforts to disclose the information described in clauses (i) and (ii) (or as much of such information as possible) in a manner that does not violate applicable Law, result in the loss of attorney/client privilege or violate any confidentiality restriction, and shall notify the Seller of any information that it is not providing pursuant to the limitations of this sentence. The Seller, its Affiliates and its and their respective Representatives shall be entitled to make copies of, and conduct searches with respect to or in order to identify, the books and records to which such Persons are entitled to access pursuant to this Section 6.05. Any such access shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances, and shall be subject to restrictions under applicable Law and any confidentiality obligations to which the applicable Acquired Company or any of its Affiliates are bound. The Purchaser agrees that it shall preserve and keep the books and records held by Purchaser, the Acquired Companies or their respective Affiliates relating to the respective businesses of the Acquired Companies prior to the Closing for a period of seven (7) years following the Closing Date. In the event the Purchaser, any Acquired Company or their respective Affiliates wishes to destroy any such books and records after that time, the Purchaser shall first give ninety (90) days prior written notice to the Seller and the Seller shall have the right at its option and expense, upon prior written notice given to the Purchaser within that ninety (90) day period, to take possession of such books and records within one-hundred and eighty (180) days after the date of such notice. In exercising its access rights with respect to books and records pursuant to this Section 6.05, the Seller shall, and shall cause its Affiliates and its and their respective Representatives to, use reasonable care to preserve the condition of, and not to destroy or render unusable in any manner, such books and records. The Seller shall, and shall cause its Affiliates and its and their respective Representatives to (i) keep all information and books and records accessed pursuant to this Section 6.05 confidential, (ii) not publicly disclose such information or books and records to any other Person (except where such disclosure, upon the advice of outside counsel, is required by applicable Law and only to the extent required by applicable Law) and (iii) not use such information or books and records other than for the express purposes set forth in the first sentence of this Section 6.05. To the extent any books and records of, or relating to, the Acquired Companies were not physically located at the Facilities or in the possession of the Seller and its Affiliates and delivered to the Purchaser as of the Closing, the Seller shall use commercially reasonable efforts from and after the Closing Date to obtain such books and records and transfer them to the Purchaser or its designee, at no cost to the Purchaser or its Affiliates.

SECTION 6.06                                                              Expenses. Except as otherwise provided in this Agreement, whether or not the Closing takes place, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, including any fees, expenses or other payments incurred or owed by a Party to any brokers, financial or legal advisors or comparable other persons retained or employed by such Party in connection with the transactions contemplated by this Agreement.

SECTION 6.07                                                              Employee Matters.

(a)                                 Offers. Not later than ninety (90) days after the date of this Agreement, the Purchaser shall offer employment, commencing as of the Closing Date, in the same position and on the terms set forth in Section 6.07(b), to each Company Employee set forth in Section 4.11(i).

(b)                                 Continuation of Compensation and Benefits. For a one (1) year period following the Closing, the Purchaser shall provide, or shall cause to be provided, to each Continuing Employee (i) an annual base salary and incentive compensation opportunities that, in the aggregate, have a value no less than the annual base salary and incentive compensation opportunities, respectively, provided to such Continuing Employee immediately prior to the Closing Date (provided that the value of any incentive compensation delivered in the form of equity-based incentives before the Closing Date may be provided by Purchaser in the form of cash-based incentives) and (ii) employee benefits that are in not less favorable in the aggregate to such Continuing Employee than those benefits provided to such Continuing Employee immediately prior to the Closing Date, in each case, as reflected in Section 4.11(i) of the Seller Disclosure Schedule or otherwise in the Benefit Plans disclosed in Section 4.11(a) of the Seller Disclosure Schedule.

(c)                                  Severance and Paid Time Off. Without limiting the foregoing provisions of this Section 6.07, for a one (1) year period following the Closing, the Purchaser shall provide, or shall cause to be provided, severance and paid time off benefits to each Continuing Employee that, respectively, are no less favorable than the severance and paid time off benefits in effect in respect of such Continuing Employee immediately before the Closing, as set forth in Section 6.07(c) of the Seller Disclosure Schedule.

(d)                                 Benefit Continuation Waivers for Continuing Employees. The Purchaser shall waive or cause to be waived all limitations as to preexisting conditions or waiting periods with respect to participation and coverage requirements applicable to each Continuing Employee under any employee benefit plans, programs and policies of the Purchaser or any Affiliate thereof in which Continuing Employees participate (or are eligible to participate) that are “welfare benefit plans” (as defined in Section 3(1) of ERISA) to the same extent that such conditions and waiting periods were satisfied or waived under the comparable Benefit Plan immediately prior to the Closing. In addition, the Purchaser shall provide or cause to be provided each Continuing Employee with credit for any co-payments and deductibles paid during the plan year commencing immediately prior to the Closing Date in satisfying any applicable co-payments, deductibles or other out-of-pocket requirements under any such welfare benefit plans for such plan year

(e)                                  Service Credit for Continuing Employees. The Purchaser shall provide, or cause to be provided, to each Continuing Employee credit for all service prior to the Closing Date, to the same extent as such service was credited under the comparable Benefit Plan as of the Closing Date, under all benefit plans and arrangements and employment-related entitlements (including severance and vacation/paid time-off policies) of the Purchaser or its Affiliates for all purposes, including for purposes of eligibility, vesting, benefit accrual and determination of level of benefits. Notwithstanding the foregoing, such service shall not be recognized to the extent that it results in the duplication of benefits for the same period of service.

(f)                                   401(k) Plan. Effective as of the Closing Date, the Purchaser shall establish or maintain a defined contribution plan and trust intended to qualify under Section 401(a) and Section 501(a) of the Code and to satisfy the requirements of Section 401(k) of the Code that shall accept a contribution in cash or, to the extent of any promissory notes representing participant loans, in kind, attributable to any eligible rollover distribution (within the meaning of Section 401(a)(31) of the Code) of the benefit of a Continuing Employee under any Benefit Plan that is intended to satisfy the requirements of Section 401(k) of the Code; provided that the obligation to accept such a rollover in kind shall expire twelve (12) months after the Closing Date.

(g)                                  Third-Party Rights. The provisions of this Section 6.07 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including, for the avoidance of doubt, any Company Employee), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement. Nothing contained herein, express or implied, (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, (ii) shall alter or limit the ability of the Seller, the Purchaser or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement or (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

(h)                                 Operator. The Purchaser may elect to satisfy the requirements of this Section 6.07 directly or by designating an Affiliate or third-party operator to undertake the actions required hereunder.

SECTION 6.08                                                              Further Actions.

(a)                                 During the Interim Period, subject to the terms and conditions of this Agreement and without limiting any of the Parties’ obligations under this Section 6.08, each Party agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable.

(b)                                 In furtherance of, and without limiting the Parties’ obligations under, Section 6.08(a) or Section 6.08(c) or the Purchaser’s obligations under Section 6.08(d), the Parties will use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Required Consents, any approvals of parties to Contracts with the Acquired Companies and any Filings or Consents with or from any Governmental Entity, including by (i) preparing and filing as promptly as practicable (and, in any event, within thirty (30) Business Days following the date of this Agreement) all necessary Filings required to be made with FERC under Section 203 of the Federal Power Act (the initial application required to be made with FERC under Section 203 of the Federal Power Act being referred to as the “FERC Application”), which shall be submitted to FERC in a form mutually acceptable to the Parties, (ii) preparing and filing with FERC as promptly as practicable (and, in any event, within thirty (30) Business Days following the date of this Agreement) the informational filing pursuant to Schedule 2 to PJM’s Open Access Transmission Tariff relating to the change in upstream ownership of the Armstrong Facility and the Troy Facility and the transfer of the associated rate schedule establishing a revenue requirement for reactive supply and voltage support from those facilities, (iii) preparing, filing and obtaining, as applicable, as promptly as practicable (and, in any event, for the HSR Act, within twenty (20) Business Days following the date of this Agreement) all such other Filings or Consents with or from any Governmental Entity or other Person that are required to be filed or obtained in order to consummate the transactions contemplated hereby and requesting expedited treatment of such Filings and Consents, (iv) assuring that all such Filings are in material compliance with the requirements of applicable Laws, (v) making available to the other Party such information as the other Party may reasonably request in order to complete the Filings or to respond to information requests by any relevant Governmental Entity, (vi) subject to applicable legal limitations and the instructions of any Governmental Entity, keeping each other Party apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of Filings or other communications or correspondence between the Parties, or any of their respective subsidiaries, and any Governmental Entity (or members of their respective staffs) with respect to the transactions contemplated hereby, and (vii) responding to and complying with, as promptly as practicable, any request for information or documentary material regarding the transactions contemplated hereby from any relevant Governmental Entity (including responding to any “second request” for additional information or documentary material under the HSR Act as promptly as reasonably practicable). Each Party shall share equally any filing fees under the HSR Act, and the Seller shall bear all fees associated with any Filings or Consents with or from any other Third Party (including any Governmental Entity) in connection with or otherwise related to the transactions contemplated hereby. Prior to communicating any information to any Governmental Entity (or members of their respective staffs) in oral or written form, each Party shall permit counsel for the other Party a reasonable opportunity to review and provide comments thereon, and consider in good faith the views of the other Party in connection with, any proposed communication to any Governmental Entity (or members of their respective staffs) to the extent permitted by applicable Law. Each of the Purchaser and the Seller agrees not to participate in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transaction unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity or by applicable Law, gives the other Party the opportunity to attend and participate where appropriate and advisable under the circumstances.

(c)                                  Neither Party shall, and each Party shall cause its Affiliates not to, take any action that would reasonably be expected to materially and adversely affect the approval of any Governmental Entity of any of the aforementioned Filings or Consents or the timely receipt thereof; provided that the Seller acknowledges and agrees, for all purposes of this Agreement, that the existence of the matters set forth on Section 6.08(c) of the Purchaser Disclosure Schedule, and actions taken in connection therewith (other than actions related to or in respect of this Agreement or the transactions contemplated hereby), shall not be deemed to violate this Section 6.08; provided, further, however, that nothing in this Section 6.08 shall prohibit or otherwise restrict the Seller or any of its Affiliates or Representatives (other than the Acquired Companies) from encouraging, soliciting, participating in, initiating discussions or negotiations regarding, providing information with respect to or engaging in any sale, merger, combination, joint venture or other business combination transaction of the Seller (“Company Sale Activities”) that would not affect the obligations of the Seller Parties (or their respective successors) to consummate the transactions contemplated hereby. In furtherance of, and without limiting the Parties’ obligations under Section 6.08(a) and Section 6.08(b), each Party shall use its commercially reasonable efforts to avoid or eliminate any impediment under any antitrust, competition, trade regulation or other Law, and to obtain any Consent, including the Required Consents, that is necessary or appropriate to consummate the transactions contemplated by this Agreement or for Purchaser to own or operate the Acquired Companies and the Facilities, that may be asserted by any Governmental Entity (including FERC) or any Third Party so as (i) to enable the Parties to close the transactions contemplated by this Agreement as promptly as possible and (ii) to avoid any Claim by any Governmental Entity that would otherwise have the effect of preventing or delaying the Closing beyond the Outside Date. In furtherance of the foregoing, each Party shall use commercially reasonable efforts (A) to defend through litigation on the merits, including appeals, any Claim asserted in any court or other proceeding by any Person that seeks to or could prevent or prohibit or impede, interfere with or delay the Closing and (B) to have vacated, lifted, dissolved, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect as part of any Claim and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement; provided, that in no event shall the Purchaser be required (1) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of the Purchaser, its Affiliates or the Acquired Companies or (2) to agree to any limitation on the conduct of business of the Purchaser, its Affiliates or the Acquired Companies (each, a “FERC Mitigation Requirement”). Notwithstanding any other provision to the contrary, the Purchaser shall have no obligation to effect or accept any FERC Mitigation Requirement and may elect to terminate this Agreement pursuant to Section 10.01(g) or, if the Outside Date has occurred, Section 10.01(b), in the event that FERC requires any FERC Mitigation Requirements as a condition to granting the FERC Approval.

(d)                                 The Purchaser further agrees that during the Interim Period, neither it nor its Affiliates will enter into any other Contract to acquire electric generation facilities or uncommitted generation capacity in the PJM market if the proposed acquisition of such additional electric generation facilities or uncommitted generation capacity in the PJM market would increase the market power attributable to the Purchaser and its Affiliates in the PJM market in a manner that would reasonably be expected to be materially adverse to approval of the transactions contemplated by this Agreement or to otherwise prevent or materially interfere with, or materially delay the consummation of the transactions contemplated by, this Agreement.

(e)                                  Except as required by applicable Law, none of the Parties shall enter into any agreement with any Governmental Entity agreeing not to consummate the transactions contemplated by this Agreement.

(f)                                   Without limiting the Purchaser’s Liabilities, or the Seller’s rights, under Section 6.10 or Section 10.02(c), subject to the compliance of the Parties with this Section 6.08, the Purchaser, on the one hand, and the Seller, on the other hand, shall not have any Liability whatsoever to the other Party arising out of or relating to the failure to obtain any Consents or make any Filings, in each case to the extent such Consents, Filings or Contracts are listed in Section 3.03 of the Seller Disclosure Schedule, Section 4.03 of the Seller Disclosure Schedule or Section 5.03 of the Purchaser Disclosure Schedule.

SECTION 6.09                                                              Post-Closing Cooperation. From the Closing until the two (2) year anniversary of the Closing, upon prior reasonable written request, each Party shall use its commercially reasonable efforts to cooperate with each other in furnishing records, information, oral or written testimony, oral or written attestations and certifications, and other assistance in connection with transition matters and any inquiries or proceedings involving the Acquired Companies, but excluding any proceedings arising from disputes among the Parties. Each such requesting Party shall reimburse such cooperating Party for any reasonable out-of-pocket expenses paid or incurred by such cooperating Party as a result of any such requested cooperation.

SECTION 6.10                                                              Support Obligations.

(a)                                 With respect to each guaranty, letter of credit, indemnity, performance or surety bond, lien structure or similar credit support arrangement issued by or for the account of any Acquired Company that is listed in Section 6.10(a) of the Seller Disclosure Schedule or, if not required to be issued as of the date of this Agreement, are otherwise required pursuant to the terms of the Material Contracts as described in Section 6.10(a) of the Seller Disclosure Schedule (collectively, the “Support Obligations”), the Purchaser shall use commercially reasonable efforts (and the Seller shall reasonably cooperate with the Purchaser’s efforts) to obtain, prior to the Closing, substitute credit support arrangements in replacement for the Support Obligations and to procure that the Seller, its Affiliates and, where applicable, their sureties or letter of credit issuers be fully and unconditionally released from their respective obligations under the Support Obligations, in each case, in form and substance reasonably satisfactory to the Seller; provided that, without limiting the Purchaser’s obligations under this Section 6.10(a), the Purchaser shall be required to offer to provide (i) a letter of credit in favor of General Electric International, Inc. in the amount of $10,000,000 with respect to the Armstrong LTSA and (ii) a letter of credit in favor of General Electric International, Inc. in the amount of $7,000,000 with respect to the Troy LTSA.

(b)                                 If the Purchaser, despite using commercially reasonable efforts, is unable (i) to obtain such release of the Seller, its Affiliates and, where applicable, their sureties or letter of credit issuers prior to the Closing, or (ii) to deliver such substitute credit support arrangements for the Support Obligations, then the Seller shall maintain, or cause to be maintained, such Support Obligations for up to a period of twelve (12) months after the Closing Date, in the amount, for the term and in the form required pursuant to the applicable Contract or Law (as in effect as of Closing) under which such Support Obligation was provided, and the Purchaser shall (A) provide the Seller letters of credit, in form and substance reasonably acceptable to the Seller, that can be drawn upon to reimburse the Seller or its Affiliates, as applicable, for any draw on such Support Obligations occurring after the Closing, (B) indemnify, defend and hold harmless the Seller and its Affiliates from and against any and all Liabilities incurred by the Seller or its Affiliates in connection with such Support Obligations from and after Closing (including the payment of any reasonable, documented out-of-pocket costs incurred by the Seller or its Affiliates in maintaining such Support Obligation) and (C) use commercially reasonable efforts to procure that the Seller, its Affiliates and, where applicable, their sureties or letter of credit issuers be fully and unconditionally released from their respective obligations under the Support Obligations as soon as practicable after the Closing. On the date that is the earlier of twelve (12) months after the Closing Date and the date on which the applicable Support Obligation is replaced by the Purchaser, the Seller shall terminate, or shall cause the termination of, any applicable Support Obligations for which Purchaser has not obtained such substitution, termination or release as contemplated by this Section 6.10 (“Terminated Credit Support”), and at such time the Seller shall cause any letter of credit provided to the Seller pursuant to this Section 6.10 to be immediately terminated and promptly returned to the Purchaser pursuant to documentation reasonably requested by the Purchaser. Without limiting the Purchaser’s obligations under clause (B) above, if the Seller or an Affiliate thereof incurs any liability or cost after the Closing in connection with the Terminated Credit Support (including for breach of the obligation to maintain Support Obligations on and after the date that is twelve (12) months after the Closing Date), Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates from and against any and all Liabilities incurred by Seller or its Affiliates in connection with the Terminated Credit Support.

(c)                                  For the avoidance of doubt (i) any substitute credit support arrangements shall not be taken into account for purposes of determining the Purchase Price, and (ii) nothing in this Section 6.10 shall require Seller to extend the term of any Support Obligations beyond the date of which such Credit Support would otherwise expire in accordance with the terms thereof.

SECTION 6.11                                                              Insurance. The Purchaser shall be solely responsible for providing insurance to the Acquired Companies for any event or occurrence after the Closing. Except as set forth in Section 6.17, from and after Closing, the Acquired Companies shall cease to be insured by, have access or availability to, or be entitled to make claims on, claim benefits from or seek coverage under any insurance policies maintained by the Seller or its Affiliates. The Seller shall maintain or cause to be maintained in full force and effect the Insurance Policies until the Closing.

SECTION 6.12                                                              No Solicitation; Alternative Transactions. During the Interim Period, neither the Seller nor any Acquired Company shall, and the Seller shall cause its Affiliates and its and their Representatives not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any Person or group (other than any Party or any Affiliate, associate or designee of any Party) concerning any proposal for the sale, merger, combination, joint venture or other transaction involving all or any part of the business and properties of the Acquired Companies, other than providing information in connection with the transaction contemplated hereby in accordance with the terms hereof; provided, however, that nothing in this Section 6.12 shall prohibit or otherwise restrict the Seller or any of its Affiliates or Representatives (other than the Acquired Companies) from engaging in any Company Sale Activities that would not affect the obligations of the Seller Parties (or their respective successors) to consummate the transactions contemplated hereby.

SECTION 6.13                                                              Schedule Updates. From time to time prior to the Closing, the Seller may, at its option, deliver to the other Parties supplements or amendments to the Seller Disclosure Schedule solely with respect to any fact, circumstance, development, event or occurrence first arising after the date of this Agreement that would make any of the representations or warranties in Article 3 or Article 4 inaccurate or incorrect (each, a “Schedule Update”). Subject to the rights of the Purchaser under Section 10.01(e), any such Schedule Update shall be deemed to have amended the Seller Disclosure Schedule, and any fact, circumstance, development, event or occurrence disclosed in such Schedule Update shall be deemed incorporated into the Seller Disclosure Schedule, in each case as of the date of this Agreement for all purposes hereof, including for purposes of Article 7, Article 9 and Article 10, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the existence of such fact, circumstance, development, event or occurrence. For the avoidance of doubt, (a) any Schedule Update that reflects any fact, circumstance, development, event or occurrence resulting from any actions permitted by or taken in accordance with Section 6.02 shall not be deemed to be a breach of this Agreement (subject to the following clause (b)), (b) the Seller shall not be permitted to update Section 6.10 of the Seller Disclosure Schedule under any circumstances, and (c) any Schedule Update that reflects any fact, circumstance, development, event or occurrence that does not give the Purchaser a right to terminate this Agreement under Section 10.01(e) shall not be deemed incorporated into the Seller Disclosure Schedule for any purposes hereof, including for purposes of Article 7, Article 9 and Article 10, and the Purchaser shall retain all rights set forth herein with respect to any such fact, circumstance, development, event or occurrence.

SECTION 6.14                                                              Director and Officer Indemnification.

(a)                                 From and after the Closing, the Purchaser shall cause the Acquired Companies to indemnify, defend and hold harmless each present and former director, officer and employee of the Acquired Companies against Indemnifiable Losses incurred by such person in connection with any Claim against such person arising out of or pertaining to such person’s capacity as a director, officer or employee in respect of matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the applicable Acquired Company would have been permitted under applicable Law and its respective Organizational Documents in effect on the date hereof to indemnify such person (including promptly advancing expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the Purchaser shall cause each Acquired Company (i) to maintain for a period of not less than six (6) years from the Closing, provisions in its Organizational Documents concerning the indemnification and exculpation (including relating to expense advancement) of such Acquired Company’s former and current officers, directors, employees, parents and agents that are no less favorable to those Persons than the provisions of the Organizational Documents of such Acquired Company, in each case, as of the date hereof and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by applicable Law. In addition, the Purchaser shall cause the Acquired Companies to pay any and all legal and other fees, costs and expenses (including the cost of investigation and preparation) of any indemnitee under this Section 6.14, as incurred and to the fullest extent permitted under applicable Law and the respective Organizational Documents of such Acquired Company in effect on the date hereof; provided, however, that the Person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law and the applicable Organizational Documents of the Acquired Company in effect on the date hereof. The Purchaser shall pay or cause to be paid all fees, costs and expenses, including reasonable attorneys’ fees, that are incurred by an Indemnitee in enforcing this Section 6.14. The Purchaser shall assume, and be jointly and severally liable for, and shall cause each Acquired Company to honor, each of the covenants in this Section 6.14.

(b)                                 At or prior to the Closing, the Purchaser shall, or shall cause the Acquired Companies to, cause coverage to be extended under the directors’ and officers’ liability insurance maintained, as of immediately prior to the Closing by the Seller or any of its Affiliates, in respect of those current or former directors, officers and employees of the Acquired Companies covered by such liability insurance by obtaining a six (6) year “tail” policy containing terms not less favorable than the terms of such liability insurance with respect to matters existing or occurring at or prior to the Closing; provided, however, that, if any Claim is asserted or made within such six (6) year period, such insurance coverage under such “tail” policy shall be continued in respect of such Claim until the final disposition thereof; provided, further, that each Party shall share equally the premium of such “tail” policy.

(c)                                  Notwithstanding anything contained in this Agreement to the contrary, this Section 6.14 shall survive the Closing indefinitely and shall be binding, jointly and severally, on all successors and assigns of the Purchaser and the Acquired Companies. In the event that the Purchaser or the Acquired Companies or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Purchaser or the Acquired Companies, as the case may be, shall succeed to the obligations set forth in this Section 6.14.

SECTION 6.15                                                              Use of Certain Names.

(a)                                 Except as otherwise expressly provided in this Section 6.15, within forty-five (45) days following the Closing, the Purchaser shall cause the Acquired Companies to cease using the words “Dynegy,” “DYN” and any word or expression similar thereto or constituting an abbreviation or extension thereof, and all trademarks, trade names, logos and symbols relating to the Seller or its Affiliates (other than the Acquired Companies), including those set forth in Section 6.15(a) of the Seller Disclosure Schedule (collectively, the “Seller Marks”), including eliminating the Seller Marks from the Owned Real Property, the Leased Real Property and the Facilities and disposing of any unused stationery and literature of the Acquired Companies bearing the Seller Marks. Except to the extent expressly permitted by this Section 6.15(a) and Section 6.15(b), from and after the Closing, the Purchaser shall not, and shall cause the Acquired Companies and their Affiliates not to, use the Seller Marks, and the Purchaser acknowledges that it, its Affiliates and the Acquired Companies have no rights whatsoever to use the Seller Marks. Without limiting the foregoing:

(i)                                     within forty-five (45) days after the Closing Date, the Purchaser shall cause each Acquired Company whose name contains any of the Seller Marks to change its name to a name that does not contain any of the Seller Marks and to amend all of the Organizational Documents of such Acquired Company to eliminate such Seller Marks from the name of such Acquired Company; and

(ii)                                  within sixty (60) days after the Closing Date, upon written request from the Seller, the Purchaser shall provide evidence to the Seller, in a format that is reasonably acceptable to the Seller, that the Purchaser has made all filings required by the Governmental Entities pursuant to clause (a) above and has provided notice to all applicable Governmental Entities and all counterparties to the Material Contracts regarding the sale of the Acquired Companies and the Facilities to the Purchaser and the new addresses for notice purposes.

(b)                                 In connection with any use of the Seller Marks by the Purchaser or the Acquired Companies to the extent expressly permitted pursuant to this Section 6.15, the Purchaser shall and shall cause the Acquired Companies to comply with, in all respects, the Seller’s and its Affiliates’ (other than the Acquired Companies) quality control requirements, policies and guidelines in effect at such time and as may be provided to the Purchaser or any Acquired Company by the Seller from time to time during the use of the Seller Marks in accordance with this Section 6.15.

SECTION 6.16                                                              Indebtedness; Distributions.

(a)                                 Prior to or at the Closing, the Seller shall cause (i) any and all Indebtedness of the Acquired Companies to be paid or otherwise irrevocably satisfied in full, (ii) any and all Liens securing any such Indebtedness, and any and all Liens on the Interests or the assets of any of the Acquired Companies that secure any Indebtedness of the Seller Parties, to be released such that the Purchaser shall take title to the Interests and such assets free of any such Liens, and (iii) the Acquired Companies to be released from any Liabilities under the Seller Debt Facilities, in each case, pursuant to documents reasonably acceptable to the Purchaser, acting in good faith.

(b)                                 The Seller shall have the right to cause the Acquired Companies to pay cash or cash equivalent dividends, make cash or cash equivalent distributions and assign accounts receivable or emission credits or other environmental intangibles to the Seller or its Affiliates at any time prior to the Closing.

SECTION 6.17                                                              Casualty and Condemnation. If during the Interim Period the property or assets of any of the Acquired Companies are damaged or destroyed by casualty loss (each such event, an “Event of Loss”), or are taken by a Governmental Entity by condemnation (each, a “Taking”), then the following provisions of this Section 6.17 shall apply:

(a)                                 Following the occurrence of (i) any one or more Events of Loss, and if (A) the costs of restoring or repairing the property or assets of the Acquired Company subject to such Events of Loss to a condition reasonably comparable to their prior condition, plus (B) the amount of lost profits of the affected Acquired Company after the reasonably expected date of Closing as a result of such Events of Loss, as each such cost or amount is estimated by a qualified firm reasonably acceptable to the Purchaser and the Seller, minus (C) the amount of any insurance (whether property damages, business interruption or otherwise) proceeds actually available to the Purchaser with respect to such Events of Loss (collectively, “Restoration Costs”), or (ii) one or more Takings, and if (A) the condemnation value of the property subject to such Takings, plus (B) the amount of lost profits of the Acquired Companies attributable to the period after the reasonably expected date of Closing as a result of such Takings, as such value or amount is estimated by a qualified firm reasonably acceptable to the Purchaser and the Seller (collectively, “Condemnation Value”), is, in the aggregate, less than or equal to $5,000,000, (1) there shall be no effect on the transactions contemplated hereby, (2) there shall be no reduction in the Purchase Price, (3) neither the Seller nor the Purchaser shall have the right or option to terminate this Agreement pursuant to this Section 6.17, and (4) subject to Section 6.17(f), the Purchaser shall be entitled to all insurance proceeds or condemnation proceeds, as applicable, applicable thereto, whether received before or after the Closing (net of out-of-pocket costs and expenses reasonably incurred by the Seller and its Affiliates to restore, repair or replace such property or assets prior to the Closing).

(b)                                 Subject to the termination right set forth in clause (e) below, upon the occurrence of one or more Events of Loss or Takings involving aggregate Restoration Costs or Condemnation Value, as applicable, in excess of $5,000,000 (a “Major Loss”), the Seller may elect, in a written notice delivered to the Purchaser, to either (i) reduce the amount of the Purchase Price by the amount of Restoration Costs or Condemnation Value, as applicable, in excess of $5,000,000, or (ii) restore, repair or replace the damaged or Taken assets or properties prior to the Closing to a condition reasonably comparable to their prior condition. If the Seller elects to restore, repair or replace the damaged or Taken assets or properties in accordance with clause (ii) of the foregoing sentence, the Seller will complete or cause to be completed such repair, replacement or restoration prior to the Closing, and if requested by the Seller, the Closing Date shall be postponed for the amount of time reasonably necessary to complete such restoration, repair or replacement of such property or assets for a period not to exceed sixty (60) days after the date all other Closing conditions in Article 7 have been satisfied (other than those conditions capable of being satisfied at Closing) or as otherwise reasonably agreed among the Purchaser and the Seller (including, if necessary, the extension of the Outside Date to allow for the restoration, repair or replacement of such assets or properties). If the Purchase Price is reduced in accordance with the foregoing clause (i), subject to Section 6.17(f), the Purchaser shall be entitled to all insurance proceeds or condemnation proceeds, as applicable, applicable thereto, whether received before or after the Closing, up to the amount of the Purchase Price reduction (net of out-of-pocket costs and expenses reasonably incurred by the Seller and its Affiliates to restore, repair or replace such property or assets prior to the Closing), and, with respect to the period after Closing, the Seller and its Affiliate shall use commercially reasonable efforts to pursue and collect such insurance proceeds or condemnation proceeds, and the Seller shall be entitled to all such proceeds to the extent in excess of the Purchase Price reduction. If the Seller restores, repairs or replaces the damaged or Taken assets or properties in accordance with the foregoing clause (ii), then the Seller shall be entitled to all insurance proceeds or condemnation proceeds, as applicable, applicable thereto, whether received before or after the Closing.

(c)                                  Subject to the termination right set forth in clause (e) below, if (i) the Seller does not make an election under Section 6.17(b) within thirty (30) days after the date of the applicable Major Loss, the Seller shall be deemed to have elected the repair and restore under clause (ii) of Section 6.17(b).

(d)                                 To assist the Purchaser in its evaluation of an Event of Loss or Taking, the Seller shall provide the Purchaser such access to the properties and assets and such information as the Purchaser may reasonably request in connection therewith.

(e)                                  In the event that aggregate Restoration Costs or Condemnation Values, as applicable, with respect to Events of Loss or Takings equals an amount in excess of 15% of the Base Purchase Price, then the Purchaser and the Seller each shall have the right to terminate this Agreement by delivery of written notice to the other Party within fifteen (15) Business Days after the Purchaser’s receipt of written notice of the estimate of the Restoration Costs or Condemnation Value, as applicable, determined by the qualified firm described in Section 6.17(a).

(f)                                   With respect to any Event of Loss incurred by an Acquired Company with respect to any pre-Closing event that is covered by any occurrence-based insurance policy maintained by the Seller or its Affiliates (other than the Acquired Companies) (a “Pre-Closing Claim”), at the Purchaser’s request, and at the Purchaser’s sole cost and expense, the Seller shall use commercially reasonable efforts to pursue and collect insurance proceeds under any such occurrence-based insurance policy with respect to such Pre-Closing Claim. In the event that, after Closing, the Seller or any of its Affiliates receives insurance proceeds with respect to any such Pre-Closing Claim, the Seller shall pay to the Purchaser or the applicable Acquired Company, within ten (10) Business Days of receipt thereof, an amount equal to such insurance proceeds, minus (i) the Seller’s and its Affiliates’ out-of-pocket costs and expenses incurred in connection with obtaining such insurance proceeds and (ii) any amount of such proceeds in respect of reimbursement to the Seller and its Affiliates for pre-Closing out-of-pocket repair costs incurred or pre-Closing business interruption losses. In addition, the Purchaser and the Acquired Companies shall be responsible for the satisfaction or payment of any applicable retention, deductible or retrospective premium with respect to any such Pre-Closing Claim and shall reimburse the Seller and its Affiliates for all reasonable out-of-pocket costs and expenses incurred in connection with such claims to the extent not covered by clause (i) above.

SECTION 6.18                                                              Cooperation in Financing. The Seller shall use commercially reasonable efforts, and shall cause DPG, each Acquired Company and each of its and their respective Representatives to use commercially reasonable efforts, at no material cost or Liability to the Seller, to provide such cooperation as is reasonably requested by the Purchaser in connection with obtaining any financing to be obtained by the Purchaser or its Affiliates in connection with the transactions contemplated by this Agreement (the “Financing”), including (a) participating in a reasonable number of meetings, presentations, due diligence sessions and sessions with rating agencies in connection with the Financing at mutually agreed times; (b) furnishing the Purchaser and any Financing Party with the Financial Statements and such other pertinent financial information (to the extent available) as may be reasonably requested in connection with the marketing, syndication and arrangement of, and the satisfaction of the conditions to, the Financing, in each case in accordance with GAAP; (c) cooperating with the due diligence investigation of any Financing Party; (d) providing all documentation and other information about the Acquired Companies as is reasonably requested in writing at least ten (10) days prior to the Closing Date in connection with the Financing and relating to applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act; and (e) providing customary title affidavits and other reasonable title documentation (including customary certificates required to obtain non-imputation coverage based on the actual knowledge of the Seller); provided that, in each case, (i) none of the Seller, DPG, any Acquired Company or their respective Representatives shall be required to (A) pay (or agree to pay) any commitment or other fee, provide any indemnities or incur any liability or obligation, or enter into any contract, authorization or approval in connection with the Financing, (B) give any indemnities in connection with the Financing other than as contemplated by clause (e) above, (C) take any action that, in the good-faith determination of the Seller, would unreasonably interfere with the conduct of the business of the Seller, DPG or any Acquired Company, (D) provide any information the disclosure of which is prohibited or restricted under applicable Law or subject to legal privilege, (E) take any action that will conflict with or violate any applicable Law or would result in a violation or breach of, or default under, any material agreement to which the Seller, DPG or any Acquired Company is a party, (F) provide pro forma financial statements or pro forma adjustments reflecting the Financing or the transactions contemplated hereunder or any description of all or any component of the Financing or any transaction contemplated hereunder or (G) execute any agreement, certificate, document or instrument with respect to the Financing that would be effective prior to the Closing Date and (ii) no Representative of the Seller, DPG or any Acquired Company shall be required to deliver any certificate or opinion or take any other action pursuant to this Section 6.18 or any other provision of this Agreement that could reasonably be expected to result in personal liability to such Representative. The Purchaser will promptly reimburse the Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees and expenses) incurred by it, DPG or any Acquired Company in complying with their respective covenants pursuant to this Section 6.18. The Purchaser shall indemnify, defend and hold harmless the Seller, DPG, each Acquired Company, and each of their respective Representatives from and against any and all losses, damages, claims, interest, costs, expenses, awards, judgments, penalties and amounts paid in settlement suffered or incurred, directly or indirectly, in connection with the Financing or any information provided in connection therewith. Subject to the Seller’s performance pursuant to this Section 6.18, the closing of the Financing shall not be a condition precedent to the Purchaser’s obligation to consummate the Closing hereunder.

SECTION 6.19                                                              Claims Under GDF SUEZ SPA. From and after the Closing, if any fact, circumstance, development, event or occurrence gives rise to any right of indemnification of the Seller or its Affiliates against the seller under the GDF SUEZ SPA with respect to the Acquired Companies for which Indemnified Purchaser Entities are not entitled to indemnification pursuant to Section 9.01, then upon the written request of the Purchaser and at the Purchaser’s sole cost and expense, the Seller shall use commercially reasonable efforts to pursue such claim for indemnification and shall pay over to the Purchaser any proceeds received by the Seller in respect of such claim.

SECTION 6.20                                                              Assignment of Contracts.

(a)                                 During the Interim Period, and if not obtained as of the Closing, from and after the Closing until the expiration of the Dominion Service Contracts, the Seller shall use its commercially reasonable efforts to obtain the written Consent of The East Ohio Gas Company d.b.a Dominion East Ohio in order for Dynegy Marketing and Trade, LLC to assign each Contract set forth in Section 6.20 of the Seller Disclosure Schedules (collectively, the “Dominion Service Contracts”) to Troy or as the Purchaser may otherwise direct; provided, however, that the Seller shall not be required to expend money, provide credit support, commence any litigation or offer or grant any accommodation (financial or otherwise) to The East Ohio Gas Company d.b.a Dominion East Ohio, other than reasonable fees of, and payments to, the Seller’s legal and other professional advisors. The Purchaser shall use its commercially reasonable efforts to assist the Seller in obtaining each such Consent; provided, however, that, without limiting the Purchaser’s obligations under Section 6.10, the Purchaser shall not be required to expend money, commence any litigation or offer or grant any accommodation (financial or otherwise) to The East Ohio Gas Company d.b.a Dominion East Ohio, other than reasonable fees of, and payments to, the Purchaser’s legal and other professional advisors. If The East Ohio Gas Company d.b.a Dominion East Ohio provides such Consent, Seller or its applicable Affiliate will assign each Dominion Service Contracts to Purchaser at Closing.

(b)                                 If East Ohio Gas Company d.b.a Dominion East Ohio denies Consent or does not provide such Consent within a reasonable period of time after the request for such Consent was made, the Purchaser shall use commercially reasonable efforts to obtain new Contracts with The East Ohio Gas Company d.b.a Dominion East Ohio for the same services pursuant to the Third Party’s schedule and tariffs filed with the Public Utility Commission of Ohio (the “Dominion Tariff”), and the Purchaser’s obligations under Section 6.10 shall apply to such substitute service contracts as if they were listed in Section 6.10 of the Seller Disclosure Schedule; provided that in no event shall the Purchaser be required to enter into both an assignment of the Dominion Service Contracts and substitute Contracts at Closing. If substitute Contracts are available under the Dominion Tariff upon substantially the same terms and conditions as the Dominion Service Contracts (such substitute Contracts, collectively, “Substitute Dominion Service Contracts”), Seller shall have no obligations under Section 6.20(c).

(c)                                  In the event that the Parties are unable to obtain the consent of The East Ohio Gas Company d.b.a Dominion East Ohio to assign the Dominion Service Contracts and Substitute Dominion Service Contracts are not available under the Dominion Tariff, at the Purchaser’s request, the Parties will use commercially reasonable efforts to enter into a gas asset management agreement pursuant to which Dynegy Marketing and Trade, LLC (“Gas Manager”) would manage the Dominion Service Contracts through the earlier of (i) the assignment of the Dominion Service Contracts to the Purchaser or its designee, or (ii) the termination of the Dominion Service Agreement by their terms without exercising any extension rights, and such gas asset management agreement shall include the following terms: (i) Gas Manager shall have no obligation to extend the terms of the Dominion Service Contracts, (ii) the Purchaser shall bear all costs related to the Dominion Service Contracts on a pass-through basis, including fuel costs and balancing costs, (iii) the Purchaser shall pay Gas Manager a market fee for the services provided under the gas asset management agreement, (iv) the Purchaser shall provide any credit support required under the Dominion Service Agreements and any credit support required for gas purchases managed by the Gas Manager, (v) Gas Manager shall have no obligation to obtain gas at “best” or “most-favored nations” pricing, and (vi) the scope of the asset management agreement shall not include any power products (such asset management agreement, an “Alternative Transfer”); provided that none of the Seller or any of its Affiliates shall be required to provide credit support in connection with such Alternative Transfer.

SECTION 6.21                                                              Armstrong LTSA.

(a)                                 The Seller shall undertake, or cause General Electric International, Inc. to undertake, a borescope inspection at the Armstrong Facility pursuant to the Armstrong LTSA on or before March 31, 2017.

(b)                                 The Seller shall use commercially reasonable efforts to obtain from General Electric International, Inc. official written notice prior to the Closing indicating that a Hot Gas Path Inspection (as defined in the Armstrong LTSA) for Armstrong Unit 2 (the “Armstrong HGPI”) is not required until there have been at least 1,050 aggregate Factored Starts (as defined in the Armstrong LTSA) (such letter, the “GE Letter”). If the Seller does not obtain the GE Letter prior to May 1, 2017, then the Seller shall cause General Electric International, Inc. to complete the Armstrong HGPI on or before May 31, 2017, and the Seller shall bear all costs and expenses in connection with such Armstrong HGPI. If the Seller timely obtains the GE Letter, then (i) Armstrong shall not permit to occur more than 950 aggregate Factored Starts through July 1, 2017 or more than one (1) Factored Start per day thereafter, and (ii) if the Armstrong HGPI is not performed prior to the Closing, the HGPI Amount shall constitute a current liability for purposes of calculating Closing Date Net Working Capital.

SECTION 6.22                                                              Interconnection Agreements. The Seller hereby covenants and agrees that it will, promptly following the date of this Agreement, use commercially reasonable efforts to locate or obtain copies of each gas interconnection Contract and each water interconnection Contract for each Facility. To the extent a gas interconnection Contract or water interconnection Contract does not exist or cannot be located with respect to either Facility, the Seller shall cooperate with the Purchaser in good faith and use commercially reasonable efforts to provide written evidence reasonably satisfactory to the Purchaser from the applicable interconnection counterparty that acknowledges the continued use of the interconnection on terms consistent with past practice in respect of the applicable Facility.

SECTION 6.23                                                              GAAP Financial Statements. The Seller shall deliver to the Purchaser updated versions of each of the Financial Statements prepared in accordance with GAAP consistently applied as soon as practicable after the date hereof and will use commercially reasonable efforts to do so within thirty (30) days of the date hereof.

ARTICLE 7

Conditions to the Closing

SECTION 7.01                                                              Conditions to Each Party’s Obligations. The obligation of each Party to consummate the Closing is subject to the satisfaction (or waiver in writing by such Party) on or prior to the Closing of each of the following conditions.

(a)                                 Required Consents. All of the Required Consents shall have been procured or made, as applicable, and shall remain in full force and effect.

(b)                                 No Injunction of Prohibition. No Order or other Law preventing, prohibiting or making illegal the Closing shall be in effect (a “Legal Restraint”).

SECTION 7.02                                                              Conditions to Obligation of the Purchaser. The obligation of the Purchaser to consummate the Closing is subject to the satisfaction (or waiver in writing by the Purchaser) on or prior to the Closing Date of each of the following additional conditions.

(a)                                 Covenants of the Seller. The Seller shall have performed and satisfied in all material respects all of the covenants and agreements set forth in this Agreement required to be performed and satisfied by it at or prior to the Closing.

(b)                                 Representations and Warranties of the Seller.

(i)                                     The representations and warranties of the Seller in Article 3, other than the representations and warranties in Section 3.01, Section 3.02, Section 3.05, Section 3.07 and Section 3.08 (collectively, the “Seller Specified Representations”), shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as though made on and as of the Closing Date (without regard to any express qualifier therein as to materiality or a Seller Material Adverse Effect), except to the extent such representations and warranties expressly relate to an earlier date (in which case they shall be true and correct as of such earlier date) and except for any failures to be true and correct on and as of the Closing Date that, in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect; and

(ii)                                  the Seller Specified Representations shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case they shall be true and correct as of such earlier date).

(c)                                  Representations and Warranties Relating to the Acquired Companies.

(i)                                     The representations and warranties of the Seller in Article 4, other than the representations and warranties in Section 4.01, Section 4.02, Section 4.05, Section 4.14 and Section 4.19 (collectively, the “Acquired Company Specified Representations”) and the representation in Section 4.06(b)(ii), shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as though made on and as of the Closing Date (without regard to any express qualifier therein as to materiality or an Acquired Company Material Adverse Effect), except to the extent such representations and warranties expressly relate to an earlier date (in which case they shall be true and correct as of such earlier date) and except for any failures to be true and correct on and as of the Closing Date that, in the aggregate, would not reasonably be expected to have an Acquired Company Material Adverse Effect; and

(ii)                                  the Acquired Company Specified Representations and the representation in Section 4.06(b)(ii) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case they shall be true and correct as of such earlier date).

(d)                                 Officer’s Certificate of the Seller. The Seller shall have delivered to the Purchaser a certificate, dated as of the Closing Date, executed on behalf of the Seller by an authorized executive officer thereof, certifying that the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(c) have been fulfilled.

(e)                                  Resignation Letters. The Seller shall have delivered resignation letters executed by each of the Persons set forth in Section 7.02(e) of the Seller Disclosure Schedule, confirming such Person’s resignation from his or her position as a director, manager or officer (or any other similar position) of the Acquired Companies, in form reasonably acceptable to the Purchaser.

(f)                                   Indebtedness. (i) Any and all Indebtedness of the Acquired Companies shall have been paid or otherwise irrevocably satisfied in full, (ii) any and all Liens securing any such Indebtedness, and any and all Liens on the Interests or the assets of any of the Acquired Companies that secure any Indebtedness of the Seller Parties, shall have been released such that the Purchaser shall take title to the Interests and the assets free of any such Liens, and (iii) the Acquired Companies shall have been released from any Liabilities under the Seller Debt Facilities, in each case, pursuant to customary documents reasonably acceptable to the Purchaser.

(g)                                  No Acquired Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Acquired Company Material Adverse Effect.

(h)                                 Closing Deliveries. The Seller shall have delivered, or caused to be delivered, each of the items described in Section 2.04(a).

SECTION 7.03                                                              Conditions to Obligation of the Seller. The obligation of the Seller to consummate the Closing is subject to the satisfaction (or waiver in writing by the Seller) on or prior to the Closing Date of each of the following additional conditions.

(a)                                 Covenants of the Purchaser. The Purchaser shall have performed and satisfied in all material respects all of the covenants and agreements set forth in this Agreement required to be performed and satisfied by it at or prior to the Closing.

(b)                                 Representations and Warranties of the Purchaser. The representations and warranties of the Purchaser in Article 5 shall be true and correct as of the Closing Date as though made on and as of the Closing Date (without regard to any express qualifier therein as to materiality), except to the extent such representations and warranties expressly relate to an earlier date (in which case as of such earlier date) and except for such breaches that, in the aggregate, would not reasonably be expected to result in a material adverse effect on the Purchaser’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(c)                                  Officer’s Certificate of the Purchaser. The Purchaser shall have delivered to the Seller a certificate, dated as of the Closing Date, executed on behalf of the Purchaser, as applicable, by an authorized individual thereof, certifying that the conditions specified in Section 7.03(a) and Section 7.03(b) have been fulfilled.

(d)                                 Closing Deliveries. The Purchaser shall have delivered, or caused to be delivered, each of the items described in Section 2.04(b).

SECTION 7.04                                                              Frustration of Closing Conditions. Neither the Purchaser nor the Seller may rely on the failure of any condition to the Closing set forth in this Article 7 to be satisfied if such failure was caused by such Party’s failure to act in good faith or to comply with its obligations under Section 6.08.

ARTICLE 8

Survival and Release

SECTION 8.01                                                              Survival of Certain Representations, Warranties and Covenants. The representations and warranties of the Seller and the Purchaser made in this Agreement or any Other Transaction Agreement, and all Claims with respect thereto, shall terminate on the date that is twelve (12) months from the Closing Date, except that (a) the Acquired Company Specified Representations, the Seller Specified Representations, the Purchaser Specified Representations, and all Claims with respect thereto, shall terminate on the date that is five (5) years from the Closing Date and (b) the representations and warranties of the Seller contained in Section 4.13, and all Claims with respect thereto, shall survive the Closing until sixty (60) days after the expiration of the applicable statute of limitations (including any extensions thereof). All of the covenants and agreements of the Parties in this Agreement which, by their terms, are to be performed or complied with in their entirety at or prior to the Closing, and all Claims with respect thereto, shall terminate on the date that is nine (9) months from the Closing Date; provided, however, that the covenants and agreements contained in Section 6.03, and all Claims with respect thereto, shall survive until sixty (60) days after the expiration of the applicable statute of limitation (including any extensions thereof); provided, further, however, that Section 8.04 shall survive the Closing indefinitely or until the latest date permitted by applicable Law. All of the covenants and agreements of the Parties contained in this Agreement which, by their terms, are to be performed or complied with in whole or in part following the Closing, and all Claims with respect thereto, shall survive for the period (i) provided in such covenants and agreements, if any, or until performed in accordance with their respective terms plus (ii) an additional thirty (30) days. Notwithstanding the foregoing, if a Claim Notice meeting the requirements of Section 9.03(a) with respect to indemnification under Section 9.01(a) or Section 9.02(a) shall have been given in accordance with Section 11.01 within the applicable survival period, the representations, warranties, covenants or agreements that are the subject of such indemnification Claim shall survive with respect to such Claim Notice until it is finally and fully resolved. The Parties expressly agree that the provisions of this Section 8.01 shall operate as a contractual statute of limitations.

SECTION 8.02                                                              “As Is” Sale; Release.

(a)                                 EXCEPT FOR THOSE EXPRESS REPRESENTATIONS AND WARRANTIES IN ARTICLE 3 AND ARTICLE 4 AND IN ANY OTHER TRANSACTION AGREEMENT, AND EXCEPT FOR THOSE ITEMS FOR WHICH THE PURCHASER IS EXPRESSLY INDEMNIFIED PURSUANT TO SECTION 9.01(a), (I) THE ACQUIRED COMPANIES AND THE INTERESTS ARE BEING TRANSFERRED “AS IS, WHERE IS, WITH ALL FAULTS,” AND (II) PURCHASER ACKNOWLEDGES THAT IT HAS NOT RELIED ON, AND THE SELLER EXPRESSLY DISCLAIMS ANY, REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE ACQUIRED COMPANIES, THE INTERESTS OR THE PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS OF THE ACQUIRED COMPANIES AND THEIR ASSETS.

(b)                                 Except for the obligations of the Seller under this Agreement and except in the event of intentional fraud or willful misconduct, for and in consideration of the Interests, effective as of the Closing, the Purchaser shall absolutely and unconditionally release, acquit and forever discharge, and shall cause its Affiliates (including the Acquired Companies) to absolutely and unconditionally release, acquit and forever discharge, the Seller and its Affiliates, each of their present and former officers, directors, managers, employees and agents (acting in their respective capacity as such) and each of their respective heirs, executors, administrators, successors and assigns, from any and all costs, expenses, damages, debts, or any other obligations, liabilities and claims whatsoever, whether known or unknown, both in law and in equity, in each case to the extent arising out of or resulting from, and shall not bring any action or proceeding for (i) officer, director, partner, manager, or controlling (or any other) stockholder or member liability or for breach of any fiduciary or other duty relating to any pre-Closing actions or failures to act in connection with the Acquired Companies, or the assets, business, operations, conduct, services, products or employees (including former employees) of any of the Acquired Companies (and any predecessors thereof) prior to Closing, and (ii) controlling stockholder liability or breach of any fiduciary duty relating to any pre-Closing actions or failures to act by the Seller or any of its Affiliates in connection with the Acquired Companies prior to the Closing. In furtherance of the foregoing, the Purchaser, for itself and on behalf of its Affiliates, hereby absolutely, irrevocably and unconditionally waives any and all rights and benefits with respect to any Liabilities and Claims that it now has, or in the future may have conferred upon it by virtue of any principle under Law which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor, in each case, other than any rights and benefits expressly set forth in this Agreement. In connection with the foregoing, the Purchaser hereby acknowledges that it is aware that factual matters now unknown to it, the Seller, any Acquired Company or any of their respective Affiliates may have given, or hereafter may give, rise to Liabilities and Claims under Law, and the Purchaser further agrees that the releases and other provisions set forth in this Section 8.02 and Section 8.03 have been negotiated and agreed upon in light of that awareness, and the Purchaser, for itself and its Affiliates, nevertheless hereby intends absolutely, irrevocably and unconditionally to release such Persons from all such Liabilities and Claims, except, in each case, for the remedies expressly set forth in this Agreement.

SECTION 8.03                                                              Certain Limitations. Notwithstanding anything in this Agreement to the contrary (including, for the avoidance of doubt, Article 9):

(a)                                 no Representative or Affiliate of, or direct or indirect equity owner in, the Seller shall have any personal liability to the Purchaser or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of the Seller in this Agreement, and no Representative or Affiliate of, or direct or indirect equity owner in, the Purchaser shall have any personal liability to the Seller or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of the Purchaser in this Agreement;

(b)                                 no Party shall be liable for special, punitive, exemplary, incidental, consequential or indirect damages (which may include lost profits) or losses calculated by reference to any multiple of earnings or earnings before interest, tax, depreciation or amortization (or any other valuation methodology), in each case, whether based on contract, tort, strict liability, other Law or otherwise and whether or not arising from the other Party’s sole, joint or concurrent negligence, strict liability or other fault for any matter relating to this Agreement and the transactions contemplated hereby, except to the extent that (i) any of the foregoing damages are paid to any Third Party in accordance with the terms of this Agreement for which an Indemnifying Entity is obligated to indemnify an Indemnified Entity hereunder or (ii) lost profits are taken into account in calculating Restoration Costs or Condemnation Value; and

(c)                                  from and after the Closing, neither the Seller nor any of its Affiliates shall have, and the Seller hereby irrevocably releases, acquits and forever discharges, and shall cause its Affiliates to absolutely and unconditionally release, acquit and forever discharge, each Acquired Company from any right of contribution with respect to any breach of a representation, warranty, covenant, agreement or any other obligation of Seller, whether arising under this Agreement, any Other Transaction Agreement or otherwise, and whether relating to the period before, on or after the Closing Date.

SECTION 8.04                                                              No Other Representations and Warranties.

(a)                                 Except for the representations and warranties expressly set forth in Article 5 and in any Other Transaction Agreement or in the case of intentional fraud or willful misconduct, the Seller specifically acknowledges and agrees that neither the Purchaser nor any of its Affiliates, Representatives or equity holders or any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity). Except for the representations and warranties expressly set forth in Article 3 and Article 4 and in any Other Transaction Agreement, the Seller hereby expressly disclaims and negates (i) any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to (A) the Acquired Companies or any of their respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or (B) any opinion, projection, forecast, statement, budget, estimate, advice or other similar information (including information with respect to the future revenues, results or operations (or any component thereof), cash flows, financial condition (or any component thereof) or the future business and operations of the Acquired Companies, as well as any other business plan and cost-related plan information of the Acquired Companies), made, communicated or furnished (orally or in writing), or to be made, communicated or furnished (orally or in writing), to the Purchaser, its Affiliates or its Representatives, in each case, whether made by the Seller, DPG, the Acquired Companies or any of their respective Affiliates, Representatives or equity holders or any other Person (this clause (B), collectively, “Projections”) and (ii) all liability and responsibility for any such other representation or warranty or any Projection.

(b)                                 Except for the representations and warranties expressly set forth in Article 3 and Article 4 and in any Other Transaction Agreement, the Purchaser (i) (A) specifically acknowledges and agrees that neither the Seller, DPG, the Acquired Companies nor any of their respective Affiliates, Representatives or equity holders nor any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to the Acquired Companies or their respective businesses, assets, employees, Permits, liabilities, operations, prospects, condition (financial or otherwise) or any Projection, and (B) hereby expressly waives and relinquishes any and all rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) based on, arising out of or relating to any such other representation or warranty or any Projection, (ii) specifically acknowledges and agrees to the Seller’s express disclaimer and negation of any such other representation or warranty or any Projection and of all liability and responsibility for any such other representation or warranty or any Projection and (iii) expressly waives and relinquishes any and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) against (A) the Seller in connection with accuracy, completeness or materiality of any Projection and (B) any Affiliate of the Seller or the Seller’s or any such Affiliate’s respective Representatives or equity holders, and hereby specifically acknowledges and agrees that such Affiliate of the Seller or the Seller’s or any such Affiliate’s respective Representatives or equity holders shall have no liability or obligations, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof, including (x) for any alleged nondisclosure or misrepresentations made by any such Person or (y) in connection with accuracy, completeness or materiality of any Projection. The Purchaser acknowledges and agrees that (1) it has conducted to its satisfaction its own independent investigation of the transactions contemplated hereby (including with respect to the Acquired Companies and their respective businesses, operations, assets and liabilities) and, in making its determination to enter into this Agreement and proceed with the transactions contemplated hereby, has relied solely on the results of such independent investigation and the representations and warranties expressly set forth in Article 3 and Article 4 and in any Other Transaction Agreement, respectively, and (2) except for the representations and warranties expressly set forth in Article 3 and Article 4 and in any Other Transaction Agreement, respectively, it has not relied on, or been induced by, any representation, warranty or other statement of or by the Seller or any of its Affiliates, Representatives or equity holders or any other Person, including any Projection or with respect to the Acquired Companies or any of their respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or any Projection, in determining to enter into this Agreement and proceed with the transactions contemplated hereby.

ARTICLE 9

Indemnification

SECTION 9.01                                                              Indemnification by the Seller.

(a)                                 From and after the Closing, subject to the other provisions of this Article 9, the Seller agrees to indemnify and defend the Purchaser and its Affiliates (including the Acquired Companies), its and their respective direct and indirect equity owners and each of the Representatives of the foregoing (collectively, the “Indemnified Purchaser Entities”) for, and to hold each of them harmless from and against, any and all Indemnifiable Losses suffered, paid or incurred by such Indemnified Purchaser Entity as a result of:

(i)                                     any breach of any of the representations and warranties made by the Seller in Article 3 or Article 4 or in any Other Transaction Agreement, or any failure of any of such representations and warranties to be true and correct on and as of the Closing Date;

(ii)                                  any breach of any of the covenants or agreements of the Seller contained in this Agreement (other than clause (4) of Section 6.02(a));

(iii)                               any Indemnified Taxes;

(iv)                              any Affiliate Obligation; and

(v)                                 any Indebtedness of the Acquired Companies that is outstanding as of immediately prior to the Closing.

(b)                                 Notwithstanding anything to the contrary contained in this Section 9.01, the Indemnified Purchaser Entities shall be entitled to indemnification:

(i)                                     with respect to any Claim for indemnification pursuant to Section 9.01(a)(i), only if the aggregate of Indemnifiable Losses to all Indemnified Purchaser Entities with respect to all such Claims exceeds 1.25% of the Base Purchase Price (the “Deductible”), whereupon (subject to the provisions of clauses (ii) and (iii) below) the Seller shall be obligated to pay in full all such amounts but only to the extent such aggregate Indemnifiable Losses are in excess of the amount of the Deductible; provided that the Deductible shall not apply to Losses suffered, paid or incurred by an Indemnified Purchaser Entity as a result of any breach of any of the Seller Specified Representations, the Acquired Company Specified Representations or the representations and warranties in Section 4.13;

(ii)                                  with respect to any Claim for indemnification pursuant to Section 9.01(a)(i), only with respect to individual items or a series of related items where the Indemnifiable Losses relating thereto are in excess of $125,000 (any items less than such threshold shall not be aggregated for the purposes of the immediately preceding clause (i)); provided that such threshold shall not apply to Losses suffered, paid or incurred by an Indemnified Purchaser Entity as a result of any breach of any of the Seller Specified Representations, the Acquired Company Specified Representations or the representations and warranties in Section 4.13; and

(iii)                               only if such Claims are made on or before the expiration of the survival period pursuant to Section 8.01 for the applicable representation, warranty, covenant or agreement.

(c)                                  Notwithstanding anything to the contrary contained in this Agreement:

(i)                                     except with respect to a breach of the Seller Specified Representations, the Acquired Company Specified Representations or the representations and warranties in Section 4.13, in no event shall the Seller’s aggregate liability to the Indemnified Purchaser Entities under Section 9.01(a)(i) exceed 10.00% of the Base Purchase Price (the “Cap”); and

(ii)                                  subject to, and without limiting, Section 9.01(c)(i), in no event shall the Seller’s aggregate liability to the Indemnified Purchaser Entities under Section 9.01(a) exceed the Purchase Price.

(d)                                 All materiality qualifications (including the terms “material,” “Seller Material Adverse Effect,” “Acquired Company Material Adverse Effect,” “material adverse effect” and “material respects”) contained in the representations and warranties of the Seller in this Agreement shall be disregarded for all purposes of this Article 9, including for (i) determining whether there is a breach of, or failure to be true and correct on and as of the Closing Date of, any of the representations or warranties of the Seller (other than the No Scrape Representations) and (ii) determining the amount of Losses based upon or arising from any breach of, or failure to be true and correct on and as of the Closing Date of, any of the representations or warranties of the Seller.

SECTION 9.02                                                              Indemnification by the Purchaser.

(a)                                 From and after the Closing, subject to the other provisions of this Article 9 and to Section 8.03, the Purchaser agrees to indemnify and defend the Seller and its Affiliates, its and their respective direct and indirect equity owners and each of the Representatives of the foregoing (collectively, the “Indemnified Seller Entities”) for, and to hold each of them harmless from and against, any and all Indemnifiable Losses suffered, paid or incurred by any such Indemnified Seller Entity as a result of:

(i)                                     any breach of any of the representations and warranties made by the Purchaser in Article 5 or in any Other Transaction Agreement, or any failure of any of such representations and warranties to be true and correct on and as of the Closing Date; and

(ii)                                  any breach of any of the covenants or agreements of the Purchaser contained in this Agreement.

(b)                                 Notwithstanding anything to the contrary contained in this Section 9.02, the Indemnified Seller Entities shall be entitled to indemnification:

(i)                                     with respect to any Claim for indemnification pursuant to Section 9.02(a)(i), only if the aggregate of Indemnifiable Losses to all Indemnified Purchaser Entities with respect to all such Claims exceeds the Deductible, whereupon (subject to the provisions of clauses (ii) and (iii) below) the Purchaser shall be obligated to pay in full all such amounts but only to the extent such aggregate Indemnifiable Losses are in excess of the amount of the Deductible; provided that the Deductible shall not apply to Losses suffered, paid or incurred by an Indemnified Seller Entity as a result of any breach of any of the Purchaser Specified Representations;

(ii)                                  with respect to any Claim for indemnification pursuant to Section 9.02(a)(i), only with respect to individual items or a series of related items where the Indemnifiable Losses relating thereto are in excess of $125,000 (any items less than such threshold shall not be aggregated for the purposes of the immediately preceding clause (i)); and

(iii)                               only if such Claims are made on or before the expiration of the survival period pursuant to Section 8.01 for the applicable representation, warranty, covenant or agreement.

(c)                                  Notwithstanding anything to the contrary contained in this Agreement,

(i)                                     except with respect to a breach of the Purchaser Specified Representations, in no event shall the Purchaser’s aggregate liability to the Indemnified Seller Entities under Section 9.02(a) exceed the Cap; and

(ii)                                  subject to, and without limiting, Section 9.02(c)(i), in no event shall the Purchaser’s aggregate liability to the Indemnified Purchaser Entities under Section 9.02(a) exceed the Purchase Price.

(d)                                 All materiality qualifications (including the terms “material,” “material adverse effect” and “material respects”) contained in the representations and warranties of the Purchaser in this Agreement shall be disregarded for all purposes of this Article 9, including for (i) determining whether there is a breach of, or failure to be true and correct on and as of the Closing Date of, any of the representations or warranties of the Purchaser and (ii) determining the amount of Losses based upon or arising from any breach of, or failure to be true and correct on and as of the Closing Date of, any of the representations or warranties of the Purchaser.

SECTION 9.03                                                              Indemnification Procedures.

(a)                                 If an Indemnified Purchaser Entity or an Indemnified Seller Entity (each, an “Indemnified Entity”) believes that a Claim or other fact or circumstance exists that has given or may give rise to a right of indemnification under this Article 9 (whether or not the amount of Indemnifiable Losses relating thereto is then quantifiable), a Claim for indemnification by such Indemnified Entity shall be asserted by giving written notice thereof (a “Claim Notice”) to the Party from which indemnification is sought pursuant to Section 9.01 or Section 9.02, as applicable (the “Indemnifying Entity”). The Claim Notice shall be given as promptly as reasonably practicable after the Indemnified Entity becomes aware of any fact or circumstance that it reasonably believes would give rise to a Claim for indemnity. Each Claim Notice shall describe in reasonable detail the nature of the Claim, identify the sections of this Agreement that form the basis of such Claim, attach copies of all material written evidence thereof received from any Person not a Party or affiliated with any Party (a “Third Party”) to the date of the Claim Notice and set forth the estimated amount of Indemnifiable Losses relating thereto to the extent reasonably estimable. The failure of the Indemnified Entity to notify or a delay in notifying the Indemnifying Entity, as the case may be, will not relieve the Indemnifying Entity of its obligations pursuant to this Article 9, except to the extent that such Indemnifying Entity is materially prejudiced as a result thereof; provided, however, that the Indemnifying Entity shall not be liable for any costs or expenses incurred by the Indemnified Entity in defending or investigating such Claim during the period in which the Indemnified Entity failed to give the Claim Notice.

(b)                                 Upon receipt by an Indemnifying Entity of a Claim Notice in respect of a Claim brought by a Third Party, the Indemnifying Entity shall be entitled to assume the defense of such Claim by giving notice of its intention to do so to the Indemnified Entity within thirty (30) days of the receipt of such Claim Notice. Upon timely delivery of such notice, the Indemnifying Entity shall be entitled to (i) assume and have sole control over the defense and investigation of such Claim at its sole cost and expense (subject to the last sentence of this Section 9.03(b)) and with counsel of its own choosing that is reasonably acceptable to the Indemnified Entity, and (ii) negotiate a settlement or compromise of, or consent to the entry of a judgment with respect to, such Claim; provided that if such settlement, compromise or consent (x) does not include a full and unconditional waiver and release by the Third Party of all applicable Indemnified Entities for all costs or Liabilities with respect to such Claim or (y) imposes any Liability (including any admission of fault) on any Indemnified Entity or its

Affiliates, then such settlement, compromise or consent shall be permitted hereunder only with the written consent of the Indemnified Entity (whether or not the Indemnified Entity is an actual or potential party to such Claim), which consent shall not be unreasonably withheld, conditioned or delayed. If, within thirty (30) days of receipt from an Indemnified Entity of any Claim Notice with respect to a Third-Party Claim, the Indemnifying Entity (A) advises such Indemnified Entity in writing that the Indemnifying Entity does not elect to defend and investigate such Claim, (B) is not entitled to assume and control the defense or investigation of such Claim or (C) fails to make such an election in writing, then (1) such Indemnified Entity may, at its option, defend, investigate, settle or compromise, or consent to an entry of judgment with respect to, such Claim; provided that any such settlement, compromise or consent shall be permitted hereunder only with the written consent of the Indemnifying Entity (whether or not the Indemnifying Entity is an actual or potential party to such Claim), which consent shall not be unreasonably withheld, conditioned or delayed, and (2) the Indemnifying Entity may participate in (but not control) any such defense and investigation at its sole cost and expense. Each Indemnified Entity shall make available to the Indemnifying Entity all information available to such Indemnified Entity relating to such Claim, except as may be prohibited by applicable Law or privilege, including providing the Indemnifying Entity promptly (but in any event within five (5) Business Days) after the Indemnified Entity’s receipt thereof, with copies of all notices and documents (including court papers) received by the Indemnified Entity relating any Claim by a Third Party. In addition, the Parties shall render to each other such assistance as may reasonably be requested in order to ensure the proper and adequate defense and investigation of any such Claim. If the Indemnifying Entity timely elects to assume control of the defense and investigation of any such Claim in accordance with the first sentence of this Section 9.03(b), then the Indemnified Entity shall be entitled to participate in (but not control) such defense and investigation with counsel reasonably acceptable to the Indemnifying Entity at such Indemnified Entity’s sole cost and expense; provided that such counsel shall be at the expense of the Indemnifying Entity if, in the opinion of counsel, a conflict of interest between the Indemnified Entity and the Indemnifying Entity may exist in respect of such Claim or such Claim relates to or arises in connection with any criminal proceeding, indictment, allegation or investigation. In the event the Indemnifying Entity timely assumes control of the defense and investigation of any such Claim in accordance with the first sentence of this Section 9.03(b), the Indemnified Entity shall reimburse the Indemnifying Entity for all costs and expenses incurred by the Indemnifying Entity in connection with such defense and investigation (or negotiation, settlement, compromise or consent) to the extent, if applicable, that such costs and expenses do not exceed the amount of the remaining Deductible; provided that such costs and expenses shall be included in the calculation of the Deductible.

SECTION 9.04                                                              Indemnification Generally.

(a)                                 The amount of Indemnifiable Losses which the Indemnifying Entity is or may be required to pay to any Indemnified Entity pursuant to this Article 9 shall be (i) reduced (retroactively, if necessary) by any insurance proceeds or other amounts received by or on behalf of such Indemnified Entity or its Affiliates related to such Indemnifiable Losses and (ii) shall not include any Indemnifiable Loss with respect to a matter that was taken into account in the adjustments contemplated by Section 2.05. An Indemnified Entity shall take, or cause its Affiliates to take, commercially reasonable actions to pursue payment from any Third Party with respect to any Indemnifiable Loss under any Contract, arrangement or commitment pursuant to which such Indemnified Entity or its Affiliates are entitled to reimbursement or indemnification with respect to such Indemnifiable Loss. If an Indemnified Entity shall have received the payment required by this Agreement from the Indemnifying Entity in respect of Indemnifiable Losses (including any Purchase Price adjustment with respect to the circumstances giving rise to such payment under this Article 9) and shall subsequently receive (or any of its Affiliates shall subsequently receive) any insurance proceeds or other amounts in respect of such Indemnifiable Losses, then such Indemnified Entity shall promptly repay, or cause to be repaid, to the Indemnifying Entity a sum equal to the amount of such insurance proceeds or other amounts actually received.

(b)                                 In addition to the requirements of Section 9.04(a), each Indemnified Entity shall be obligated in connection with any Claim for indemnification under this Article 9 to take commercially reasonable actions to mitigate Indemnifiable Losses upon and after becoming aware of any fact or circumstance that may give rise to such Indemnifiable Losses.

(c)                                  Subject to the rights of any Person providing insurance as contemplated by Section 9.04(a), the Indemnifying Entity shall be subrogated to any right, defense or Claim that the Indemnified Entity may have against any other Person with respect to any matter giving rise to a Claim for indemnification hereunder. Such Indemnified Entity shall cooperate with the Indemnifying Entity in a reasonable manner, at the sole cost and expense of the Indemnifying Entity, in presenting any subrogated right, defense or Claim.

(d)                                 The indemnification provided in this Article 9 shall be the exclusive post-Closing remedy available to any Party or its Affiliates or Representatives with respect to any breach of any representation, warranty, covenant or agreement in this Agreement, the Other Transaction Agreements or otherwise in respect of the transactions contemplated by this Agreement, except in the case of intentional fraud or willful misconduct.

(e)                                  All Indemnifiable Losses shall be determined without duplication of recovery under other provisions of this Agreement or any other document or agreement delivered in connection with this Agreement. Without limiting the generality of the prior sentence, if a set of facts, conditions or events constitutes a breach of more than one representation, warranty, covenant or agreement of this Agreement that is subject to an indemnification obligation under this Article 9, only one recovery of Indemnifiable Losses shall be allowed with respect to such set of facts, conditions or events, and in no event shall there be any indemnification or duplication of payments or recovery under different provisions of this Agreement arising out of the same set of facts, conditions or events.

(f)                                   For the avoidance of doubt, any adjustments made to the Purchase Price pursuant to Section 2.05 shall not be considered Indemnifiable Losses for purposes of this Article 9.

(g)                                  Neither Party shall have any right to off-set or set-off any payment due pursuant to this Article 9.

(h)                                 The Parties agree to treat any indemnity payment under this Agreement as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by a change in

Law occurring after the date hereof, a closing agreement with an applicable Taxing Authority, or a final non-appealable judgment of a court of competent jurisdiction.

ARTICLE 10

Termination

SECTION 10.01                                                       Termination. This Agreement may be terminated:

(a)                                 at any time prior to the Closing Date by mutual written agreement of the Purchaser and the Seller;

(b)                                 by either the Purchaser or the Seller by giving written notice to the other Party if the Closing shall not have occurred on or prior to one hundred and eighty (180) days after the date that the FERC Application was filed with the FERC (as extended pursuant to this Section 10.01(b) or Section 11.07(b), the “Outside Date”); provided, however, that (i) if, as of the original Outside Date set forth above, all of the conditions to the Closing set forth in Article 7 have been satisfied or waived, as applicable, or shall then be capable of being satisfied (except for any condition set forth in Section 7.01), then the Outside Date may be extended up to two (2) times by either Party by delivering written notice to the other Party before the then applicable Outside Date; provided that the Outside Date shall not be extended under this clause (i) by more than thirty (30) days at a time or by more than sixty (60) days in the aggregate; (ii) if the Closing has not occurred by the original Outside Date set forth above as a result of the FERC Approval not having been obtained due to the Seller having entered into any sale, merger, combination, joint venture or other business combination transaction of the Seller, and it is not reasonably likely that the FERC Approval will be obtained within the next sixty (60) days, then the extension rights in clause (i) shall not be available to the Seller, and the Purchaser may elect to terminate this Agreement thereafter at any time prior to the Outside Date for so long as the FERC Approval has not been obtained; (iii) the Outside Date may be extended by the Purchaser by delivering written notice to the Seller before the then applicable Outside Date (including after the occurrence of any extension thereof) for a period of up to an additional one hundred eighty (180) days after such applicable Outside Date if (A) FERC has requested that the Purchaser or its Affiliates effect or accept any FERC Mitigation Requirement, or (B) the Closing has not occurred as a result of the FERC Approval not having been obtained due to the Seller having entered into any sale, merger, combination, joint venture or other business combination transaction of the Seller, and, in all cases, the Purchaser may elect to terminate this Agreement during any such extended period for so long as the FERC Approval has not been obtained; and (iv) the right to terminate this Agreement under this Section 10.01(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c)                                  by either the Purchaser or the Seller by giving written notice to the other Party if the condition to the Closing set forth in Section 7.01(b) is not satisfied and the Legal Restraint giving rise to such nonsatisfaction has become final and nonappealable; provided that the right to terminate this Agreement under this Section 10.01(c) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, such order, decree, ruling or other action;

(d)                                 by either the Purchaser or the Seller by giving written notice to the other Party if there has been a breach by such other Party of any representation, warranty, covenant or other agreement contained in this Agreement (other than involving the Purchaser’s failure to complete the Closing, which is exclusively addressed in Section 10.01(h)) and such breach (i) would result in the failure to satisfy one or more of the conditions to the Closing of the Party sending such notice (set forth in Section 7.01, Section 7.02 or Section 7.03, as applicable) and (ii) has not been cured or is not capable of being cured (to the extent necessary to avoid a failure of such a condition) prior to the earlier of (A) the Business Day prior to the Outside Date or (B) the date that is thirty (30) days from the date that the breaching Party is notified in writing by the other Party of such breach; provided that (1) the Purchaser shall not be permitted to terminate this Agreement if the Purchaser is then in breach of any of its representations, warranties, covenants or other agreements contained herein and such breach would result in the failure to satisfy one or more of the conditions to the Closing set forth in Section 7.01 or Section 7.03 and (2) the Seller shall not be permitted to terminate this Agreement if the Seller or the Acquired Companies are then in breach of any of their representations, warranties, covenants or other agreements contained herein and such breach would result in the failure to satisfy one or more of the conditions to the Closing set forth in Section 7.01 or Section 7.02;

(e)                                  by the Purchaser by giving written notice to the Seller after the delivery by the Seller of a Schedule Update if such Schedule Update discloses a fact, circumstance, development, event or occurrence first arising after the date of this Agreement, the existence of which, if not included in such Schedule Update, would have otherwise permitted the Purchaser to terminate this Agreement pursuant to Section 10.01(d) (with or without giving effect to any cure period contained in Section 10.01(d)); provided that, for the avoidance of doubt, the Purchaser shall not be permitted to terminate this Agreement pursuant to this Section 10.01(e) as a result of any Schedule Update that relates to any actions permitted by or taken in accordance with Section 6.02;

(f)                                   by the Seller or the Purchaser pursuant Section 6.17(e);

(g)                                  by the Purchaser if, as a condition to granting the FERC Approval, FERC requires that the Purchaser or its Affiliates effect or accept any FERC Mitigation Requirement; or

(h)                                 by the Seller if (i) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied (or are then capable of being satisfied at the Closing) or waived in accordance with this Agreement as of the date that the Closing should have been consummated pursuant to Section 2.03 (other than those conditions that by their nature are to be satisfied at the Closing), (ii) the Purchaser does not complete the Closing on the day that the Closing should have been consummated pursuant to Section 2.03, (iii) the Seller has delivered written notice to the Purchaser expressly referencing this Section 10.01(h), with an irrevocable commitment from the Seller that it stands ready, willing and able to consummate the Closing within the subsequent three (3) Business Days and requesting that the Closing be consummated, and (iv) the Purchaser fails to consummate the Closing within three (3) Business Days following its receipt of such notice from the Seller and clause (i) remains satisfied on such third (3rd) Business Day.

SECTION 10.02                                                       Effect of Termination.

(a)                                 If this Agreement is terminated as permitted by Section 10.01, this Agreement shall become null and void and of no further force or effect and no Party shall have any liability to the other Parties under this Agreement, except (i) that Section 6.01(b), Section 6.04, Section 6.06, Section 8.04, this Article 10 and Article 11 (and any definitions set forth on Exhibit A that are relevant to such provisions) shall survive such termination and remain in full force and effect and (ii) subject to the limitations in Section 10.02(c), no such termination shall relieve any Party of liability for any breach of this Agreement occurring prior to such termination. Until such time as this Agreement is terminated in accordance with Section 10.01, nothing in this Article 10 shall prohibit either Party from seeking specific performance pursuant to, and on the terms and conditions set forth in, Section 11.07, except as otherwise set forth in Section 11.07.

(b)                                 If this Agreement is terminated by the Purchaser or the Seller pursuant to Section 10.01, written notice thereof shall forthwith be given to the other Party and the transactions contemplated by this Agreement shall be terminated, without further action by any Party; provided that upon written request from the Seller, (i) the Purchaser, at its option, shall, and shall cause its Affiliates and Representatives to, either (A) redeliver to the Seller all written Confidential Information (including Confidential Information stored on electronic, magnetic or similar media) or (B) destroy (and deliver a certificate, signed by an officer of the Purchaser, to the Seller certifying such destruction) all written Confidential Information (including Confidential Information stored on electronic, magnetic or similar media), whether obtained before or after the execution of this Agreement; provided, however, that the Purchaser may retain one copy of any written Confidential Information (including Confidential Information stored on electronic, magnetic or similar media) in accordance with the Confidentiality Agreement, and (ii) the Purchaser shall continue to treat all Confidential Information in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding any termination hereof.

(c)                                  Upon the occurrence of a Fee Triggering Termination, the Purchaser shall pay the Seller, as liquidated damages, an amount in cash equal to $50,000,000 (the “Termination Payment”). The Purchaser shall make the Termination Payment to the Seller, by wire transfer of immediately available funds, within ten (10) Business Days after the date of the applicable Fee Triggering Termination. If the Purchaser fails to promptly make the Termination Payment when due and payable pursuant to this Section 10.02(c), and, in order to obtain such payment, the Seller commences a Claim that results in a final and non-appealable Order against the Purchaser for the amount of the Termination Payment, or any portion thereof, the Purchaser shall pay to the Seller the Seller’s reasonable costs and expenses (including reasonable attorneys’ fees and the fees and expenses of any expert or consultant engaged by the Seller) in connection with such Claim, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date such payment was required to be made Notwithstanding anything to the contrary in this Agreement (other than as expressly provided in Section 11.07), the Seller’s right to receive payment of the Termination Payment upon a Fee Triggering Termination and the reasonable costs, expenses and interest set forth in this Section 10.02(c), together with the Seller’s rights under the Purchaser Parent Guaranty, shall constitute the sole and exclusive pre-

Closing remedies of the Seller arising under this Agreement, including with respect to any Fee Triggering Termination, and, prior to the Closing, any matter that would give the Seller the right to terminate this Agreement pursuant to a Fee Triggering Termination, and shall be in lieu of all other Claims and remedies that might otherwise be available to the Seller with respect thereto. The provision for payment of liquidated damages in this Section 10.02(c) has been included because, in the event of a breach by the Purchaser or Fee Triggering Termination, the actual damages to be incurred by the Seller can reasonably be expected to approximate the amount of liquidated damages provided for herein and because the actual amount of such damages would be difficult if not impossible to measure accurately.

ARTICLE 11

Miscellaneous

SECTION 11.01                                                       Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by email of a .pdf document (with confirmation of transmission) if sent prior to 8:00 p.m. prevailing central time in the place of receipt on a Business Day and on the next Business Day if sent after 8:00 p.m. prevailing central time in the place of receipt on a Business Day or at any time on a date that is not a Business Day or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.01).

(a)                                 if to the Purchaser, to:

Spruce Generation, LLC

c/o LS Power Equity Advisors LLC

1700 Broadway, 35th Floor

New York, NY 10019

Attention: General Counsel

Email: jstaikos@lspower.com

with a copy to (which shall not constitute notice):

Orrick, Herrington & Sutcliffe, LLP

1301 McKinney Street, Suite 4100

Houston, TX 77010

Attention: Blake H. Winburne

Email: bwinburne@orrick.com

(b)                                 if to the Seller, to:

Dynegy Inc.
601 Travis Street
Houston, TX 77002
Attn: Catherine James, Esq., Executive Vice President and General Counsel

Email: catherine.james@dynegy.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana Street

Suite 6800

Houston, Texas 77002
Attention: Ann A. Hawkins
Email: ann.hawkins@skadden.com

SECTION 11.02                                                       Severability. Any term or provision of this Agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable for any reason shall, as to that jurisdiction, be ineffective solely to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or provision is invalid or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible. If any provision of this Agreement is determined by a court of competent jurisdiction to be so broad as to be unenforceable, that provision shall be interpreted to be only so broad as is enforceable.

SECTION 11.03                                                       Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement. Delivery of an executed signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 11.04                                                       Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed by the Purchaser and the Seller. Each Party may, by an instrument in writing signed on behalf of such Party, waive compliance by any other Party with any term or provision of this Agreement that such other Party was or is obligated to comply with or perform. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

SECTION 11.05                                                       Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Other Transaction Agreements and the Confidentiality Agreement (together with the written agreements, Schedules and certificates referred to herein or delivered pursuant hereto) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except as provided in Section 6.01(b), Section 6.14, Section 8.03(a) or Article 9, this Agreement is for the sole benefit of the Parties and their permitted assigns and is not intended to confer upon any other Person any rights or remedies hereunder.

SECTION 11.06                                                       Governing Law. This Agreement, and all Claims or causes of action of the Parties (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance or subject matter hereof shall be governed by and construed in accordance with the domestic Laws of the State of New York.

SECTION 11.07                                                       Specific Performance.

(a)                                 The Parties agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which such Party is entitled at law or in equity; provided, that, prior to the Closing, no such injunctive, enforcement or other remedy shall be available to the Seller if the relief sought by the Seller is to cause the Purchaser to complete the Closing or otherwise make any payment of the Purchase Price to the Seller, it being the case that the Seller’s sole and exclusive remedy in such circumstances is the receipt of the Termination Payment pursuant to Section 10.02(c). The Parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and the posting of any bond or other undertaking or security in connection therewith. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that there is adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. In no event shall either Party have the right to make any Claim for specific performance or seek any other remedy pursuant to this Article 11 if the Termination Payment or the Seller Termination Payment has been paid, nor shall either Party have the right to collect the Termination Payment of the Seller Termination Payment if such Party has made any Claim for specific performance or seeking any other remedy pursuant to this Article 11. Subject to the foregoing, each Party further agrees that (i) by seeking any remedy provided in this Article 11, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement and (ii) nothing contained in this Section 11.07 shall require any Party to institute any action for (or limit any Party’s right to institute any action for) specific performance under this Section 11.07 before exercising any other right under this Agreement.

(b)                                 If any Party brings any Claim to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such Party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended by the time period between the commencement of such Claim and the date on which such Claim is fully and final resolved.

SECTION 11.08                                                       Consent to Jurisdiction; Waiver of Jury Trial. Except as provided in Section 2.05, each of the Parties irrevocably submits to the exclusive jurisdiction of the U.S. District Court for the Southern District of New York or, if such court disclaims jurisdiction, any state court located in the Borough of Manhattan in the State of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the Parties further agrees that service of any process, summons, notice or document by U.S. certified mail to such Party’s respective address set forth in Section 11.01 shall be effective service of process for any action, suit or proceeding in the State of New York with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (a) the U.S. District Court for the Southern District of New York or (b) any state court located in the Borough of Manhattan in the State of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. The Parties agree that any dispute arising under this Agreement relating to either (i) whether this Agreement was validly terminated or (ii) the payment of the Termination Payment can be resolved in the same proceeding with any other dispute between the Seller and the Purchaser Parent relating to the same subject matter. The Parties further agree that any proceeding arising under this Agreement may be joined or consolidated with any proceeding arising under the Purchaser Parent Guaranty relating to the same subject matter.

SECTION 11.09                                                       Assignment. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the Parties without the prior written consent of each of the other Party; provided, that the Purchaser may assign its rights and obligations under this Agreement, in whole but not in part, to any Affiliate of the Purchaser (in which case the Purchaser shall be released from all Liabilities under this Agreement as long as the Purchaser Parent Guaranty remains in full force and effect for the term thereof and with respect to all obligations of the assignee under this Agreement) or for collateral purposes to any Financing Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 11.09 shall be null and void, ab initio.

SECTION 11.10                                                       Schedules, Annexes and Exhibits. Except as otherwise provided in this Agreement, all Schedules, Annexes and Exhibits referred to herein are intended to be and hereby are made a part of this Agreement. Any disclosure in the Schedules corresponding to and qualifying a specific section or subsection hereof shall be deemed to correspond to and qualify any other section or subsection hereof relating to the Seller or the Acquired Companies (in the case of the Seller Disclosure Schedule) or the Purchaser (in the case of the Purchaser Disclosure

Schedule) only to the extent such disclosure makes the relevance to such other section or subsection hereof reasonably apparent on its face. Certain information set forth in the Schedules is included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount contained in this Agreement or the inclusion of any specific item in the Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement. In no event will the listing of any matter in the Schedules be deemed or interpreted to broaden or otherwise amplify the representations, warranties, covenants or agreements contained in this Agreement.

SECTION 11.11                                                       Acknowledgement and Waiver.

(a)                                 It is acknowledged by each of the Parties that the Seller and the Acquired Companies have retained Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) to act as their counsel in connection with the transactions contemplated hereby and that Skadden has not acted as counsel for any other Person in connection with the transactions contemplated hereby for conflict of interest or any other purposes. The Purchaser agrees that any attorney-client privilege and the expectation of client confidence attaching as a result of Skadden’s representation of the Seller and the Acquired Companies related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, including all communications among Skadden and Seller, the Acquired Companies or their respective Affiliates in preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, shall survive the Closing and shall remain in effect. Furthermore, effective as of the Closing, (i) all communications (and materials relating thereto) between the Acquired Companies, on the one hand, and Skadden or any other legal counsel or financial advisor, on the other hand, related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement are hereby assigned and transferred to the Seller, (ii) the Purchaser, on behalf of itself and the Acquired Companies, hereby releases all of their respective rights and interests to and in such communications and related materials and (iii) the Purchaser, on behalf of itself and the Acquired Companies, hereby releases any right to assert or waive any privilege related to the communications referenced in this Section 11.11.

(b)                                 The Purchaser agrees that, notwithstanding any current or prior representation of the Acquired Companies by Skadden, Skadden shall be allowed to represent the Seller or any of its Affiliates in any matters and disputes adverse to the Purchaser or the Acquired Companies that either is existing on the date hereof or arises in the future and relates to this Agreement and the transactions contemplated hereby, and the Purchaser, on behalf of itself and the Acquired Companies, hereby waives any conflicts or claim of privilege that may arise in connection with such representation. Further, the Purchaser agrees that, in the event that a dispute arises after Closing between the Purchaser or the Acquired Companies and the Seller or any of its Affiliates, Skadden may represent the Seller or its Affiliate in such dispute even though the interests of the Seller or its Affiliate may be directly adverse to the Purchaser or the Adverse

Companies and even though Skadden may have represented the Acquired Companies in a matter substantially related to such dispute.

(c)                                  The Purchaser acknowledges that any advice given to or communication with the Seller or any of its Affiliates (other than the Acquired Companies) shall not be subject to any joint privilege and shall be owned solely by the Seller or its Affiliate. The Purchaser hereby acknowledges that each of them have had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Skadden.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

SELLER

DYNEGY INC.

By:	/s/ Carolyn J. Burke
Name:	Carolyn J. Burke
Title:	Executive Vice President — Strategic
Development

[SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AGREEMENT]

PURCHASER

SPRUCE GENERATION, LLC

By:	/s/ David Nanus
Name:	David Nanus
Title:	EVP

[SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AGREEMENT]

Exhibit A
Defined Terms

Section 1 Defined Terms. As used in this Agreement, each of the following terms has the meaning specified in this Section 1 of Exhibit A.

“2020/21 Auction” means the 2020-2021 PJM RPM Base Residual Auction (as defined by PJM).

“Acquired Company Material Adverse Effect” means the existence or occurrence of any change, event, fact, circumstance, development or effect that, individually or in the aggregate, is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise) or results of operations of the Acquired Companies taken as a whole; provided, however, that (x) no change, event, fact, circumstance, development or effect to the extent arising out of or resulting from the following shall constitute or be deemed to contribute to an Acquired Company Material Adverse Effect and (y) none of the following shall otherwise be taken into account in determining whether an Acquired Company Material Adverse Effect has occurred: (a) any changes generally affecting the industries in which the Acquired Companies operate (including the electric and natural gas generating, transmission or distribution industries), whether international, national, regional, state, provincial or local; (b) changes in international, national, regional, state, provincial or local wholesale or retail markets for electric power, natural gas or other fuel supply or transportation or related products and operations, including those due to actions by competitors and regulators; (c) changes in general regulatory or political conditions (including, the outbreak or escalation of war, military action, sabotage or acts of terrorism); (d) changes in international, national, regional, state or local electric transmission or distribution systems generally; (e) changes in the markets for or costs of commodities or supplies, including fuel, generally; (f) changes in the markets for or costs of electricity, generally; (g) Events of Loss or Takings; (h) any change of Law, including any rate or tariff; (i) changes or adverse conditions in the financial, banking or securities markets, including those relating to debt financing and, in each case, including any disruption thereof and any decline in the price of any security or any market index; (j) the announcement, execution or delivery of this Agreement or the consummation of the transactions contemplated hereby; (k) any change in GAAP; (l) any labor strike, request for representation, organizing campaign, work stoppage, slowdown or other labor dispute; (m) any new generating facilities and their effect on pricing or transmission; (n) any actions expressly required to be taken in accordance with this Agreement or the other agreements contemplated hereby or consented to in writing by the Purchaser; and (o) any failure by any Acquired Company to meet any revenue, earnings or other financial projections or forecasts (but not the underlying causes thereof); except, in the case of clauses (a), (b), (c), (g), (i) and (l) above, to the extent that any such change, event, fact, circumstance, development or effect has a disproportionate effect on the business, condition (financial or otherwise) or results of operations of the Acquired Companies, relative to other natural gas-fired power plants in the PJM region.

“Affiliate,” with respect to any Person, means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Affiliate Obligation” means any Contract, Indebtedness or other Liability between any Acquired Company, on the one hand, and any Seller Party or any of its Affiliates, on the other hand.

“Armstrong BRA Adjustment Amount” means an amount determined as follows: (a) the product of (i) the Cleared Capacity Price for Capacity Performance Resources Area (as defined by PJM) for the RTO Zone, in $ per MW-day as established by the results of the 2020/21 Auction (the “Armstrong Cleared Capacity Price”), (ii) 626.0 MW and (iii) 365 days, minus (b) the product of (i) the Armstrong Cleared Capacity Price, (ii) the Armstrong Cleared Capacity Amount and (iii) 365 days; provided that the Armstrong BRA Adjustment Amount shall not be less than $0.

“Armstrong Cleared Capacity Amount” means the amount of capacity cleared with respect to the Armstrong Facility in the 2020/21 Auction.

“Armstrong Facility” means the approximate 620 MW natural gas fired electric generating facility in Shelocta, Pennsylvania owned by Armstrong.

“Armstrong LTSA” means that certain Second Amended and Restated Contractual Service Agreement, dated as of December 31, 2015, by and between General Electric International, Inc. and Armstrong, as modified by the Letter Agreement clarifying Price Escalation, dated January 27, 2016, and as amended by the First Amendment to Second Amended and Restated Contractual Service Agreement, dated February 7, 2017.

“Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, and any other plan, policy or program providing compensation or other benefits to any Company Employee, in each case that is maintained, sponsored or contributed to by Seller and its Affiliates relating to any Acquired Company.

“BRA Adjustment Amount” means the sum of the Armstrong BRA Adjustment Amount and the Troy BRA Adjustment Amount.

“Business Day” means any day other than a Saturday or Sunday or any day banks in the State of New York are authorized or required to be closed.

“Claim” means any demand, claim, action, legal proceeding (whether at law or in equity), investigation, arbitration or other proceeding.

“Closing Date Net Working Capital” means the lesser of (a) Net Working Capital determined as of 12:01 a.m. on the Closing Date and (b) $20,000,000.

“Closing Date Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, equal to the difference of (a) the Closing Date Net Working Capital minus (b) the Target Net Working Capital.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company Employee” means any current or former employee of any Acquired Company and the Company Related Employees.

“Company Related Employee” means each individual employed by an Affiliate of an Acquired Company and who is listed in Section 6.07(a) of the Seller Disclosure Schedule.

“Confidential Information” has the meaning ascribed to such term in the Confidentiality Agreement.

“Continuing Employee” means each Company Employee set forth on Section 4.11(i) of the Seller Disclosure Schedule who accepts the offer of employment described in Section 6.07(a).

“Contract” means any written or oral contract, lease, license, evidence of Indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement, undertaking or other agreement or arrangement that is legally binding; provided, however, that Contract shall not include any Permit.

“control” (including its correlative meanings “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Environmental Law” means any applicable U.S. federal, state, provincial or local law, statute, ordinance, regulation, permit or legally binding order of any Governmental Entity relating to (a) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (b) the exposure to, or the release or disposal of Hazardous Substances. For purposes of this definition, “Environmental Law” shall include the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“Environmental Permits” means any Permits issued under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person, trade or business, which together with any Acquired Company is or was treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA.

“Estimated BRA Adjustment Amount” means the Seller’s good-faith estimate of the BRA Adjustment Amount, as set forth in the notice delivered by the Seller pursuant to Section 2.02(b).

“Estimated Maintenance Adjustment Amount” means the Seller’s good-faith estimate of the Maintenance Adjustment Amount, as set forth in the notice delivered by the Seller pursuant to Section 2.02(b).

“Estimated Net Working Capital Adjustment Amount” means the Seller’s good-faith estimate of the Closing Date Net Working Capital Adjustment Amount, as set forth in the notice delivered by the Seller pursuant to Section 2.02(b).

“Estimated Purchase Price” means an amount equal to the sum of (a) the Base Purchase Price, plus (b) the Estimated Net Working Capital Adjustment Amount, minus (c) the Estimated Maintenance Adjustment Amount, minus (e) if the Closing occurs after the close of the RPM Auction window for the 2020/21 Auction, the Estimated BRA Adjustment Amount.

“Facilities” means each of the Armstrong Facility and the Troy Facility.

“Fee Triggering Termination” has the meaning set forth on Annex D.

“FERC” means the Federal Energy Regulatory Commission or any successor agency.

“FERC Approval” means the Consent to the transactions contemplated by this Agreement of the FERC under Section 203 of the Federal Power Act.

“Financing Party” means any lender or investor providing the Purchaser or its Affiliates financing in respect of the transactions contemplated by this Agreement, and any arranger, trustee or agent acting on their behalf, and any successor or assignee of any such lender, investor, arranger, trustee or agent.

“GAAP” means U.S. generally accepted accounting principles.

“Good Industry Practices” means those practices, methods and acts generally employed by the independent power generation industry at the particular time in question that, in the exercise of reasonable judgment in light of the facts reasonably known at the time the decision in question was being made, could have been expected to accomplish the desired result of such decision consistent with manufacturers’ recommendations, good practices and the requirements of applicable Laws. Good Industry Practices are not limited to the optimum practices, methods or acts to the exclusion of all others, but rather include a spectrum of possible practices, methods or acts commonly employed in the independent power generation industry during the relevant period in light of the circumstances.

“Governmental Entity” means any U.S. or foreign federal, state, provincial or local governmental authority, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing, including any governmental, quasi-governmental or nongovernmental body administering, regulating, or having general oversight over gas, electricity, power or other energy-related markets, including FERC, PJM and NERC (or successors thereto).

“Hazardous Substance” means any substance or material listed, defined, classified or regulated as a pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, or special waste under any applicable Environmental Law, including petroleum, petroleum products, volatile organic compounds, semi-volatile organic compounds, pesticides, polychlorinated biphenyls, and friable asbestos and asbestos-containing materials.

“HGPI Amount” means a portion of the actual cost of the Armstrong HGPI in an amount equal to $5,000,000.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means International Financial Reporting Standards.

“Indebtedness” means, with respect to any Person, the aggregate amount (including the current portions thereof) of all Liabilities for (a) indebtedness for money borrowed from others, purchase money obligations, capitalized lease obligations (to the extent required by GAAP to be recorded as indebtedness), obligations to pay deferred purchase price of assets, services or securities, obligations under any swap, derivative, commodity hedge, currency or interest rate Contract and reimbursement obligations for letters of credit or similar instruments that have been drawn, in each case of such Person, (b) indebtedness of the type described in subsection (a) above guaranteed, directly or indirectly, in any manner by such Person or for which such Person may be liable, but excluding endorsements of (i) checks and (ii) other instruments in the ordinary course of business and (c) prepayment penalties, premiums, late charges, penalties and collection fees relating to any of such indebtedness.

“Indemnifiable Losses” means any and all Claims, injuries, lawsuits, Liabilities, losses, damages, judgments, fines, penalties, Taxes, costs and expenses, including the reasonable documented fees and disbursements of counsel (including fees of attorneys and paralegals, whether at the pre-trial, trial, or appellate level, or in arbitration) and all amounts paid in investigation, defense, or settlement of any of the foregoing.

“Indemnified Taxes” means any and all (a) Pre-Closing Taxes, (b) Taxes of other Persons that are imposed on or with respect to an Acquired Company that arise as a result of an Acquired Company being a member of an affiliated, consolidated, combined, unitary or similar group of companies on or prior to the Closing Date, and (c) Taxes imposed on or with respect to an Acquired Company as a transferee or successor or pursuant to any contractual obligation or arrangement, which Taxes relate to an event or transaction occurring on or prior to the Closing Date.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” means (a) in the case of the Seller, the actual knowledge of the individuals listed in Exhibit A to the Seller Disclosure Schedule, in each case after making a reasonable inquiry, and (b) in the case of the Purchaser, the actual knowledge of the individuals listed in Exhibit A to the Purchaser Disclosure Schedule, in each case after making a reasonable inquiry.

“Law” means any domestic or foreign, federal, state, provincial or local statute, law, ordinance, rule, binding administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity, as amended from time to time.

“Liabilities” means any and all debts, obligations, liabilities and commitments of any kind, whether known or unknown, express or implied, primary or secondary, direct or indirect, absolute, accrued, contingent or otherwise and whether due or to become due.

“Lien” means any mortgage, pledge, assessment, security interest, lien (including any springing lien), adverse claim, levy, encroachment, conditional sale agreement, title retention contract, restriction on transfer, deed restriction, claim, easement, right of first refusal, option to purchase, earn-out or revenue sharing (whether or not vested) or similar interest or any other encumbrance or restriction, or any restriction on the creation of any of the foregoing, whether relating to any asset, property or right or the income or profits therefrom, except for any Lien arising under U.S. federal or state securities laws.

“Maintenance Adjustment Amount” means, with respect to each Facility, the aggregate of all costs budgeted on Annex C corresponding with all maintenance work that is set forth on Annex C to be performed during the period commencing on the date of this Agreement and ending on the day prior to the Closing Date (with the budgeted amounts for the month including the Closing Date prorated based on the number of days expired in such month prior to and excluding the Closing Date) but that has not been performed and paid for as of the Closing; provided that the Maintenance Adjustment Amount with respect to any individual line item of scheduled maintenance work identified on Annex C shall be reduced proportionately (but not below $0) to the extent such corresponding item has been partially performed and paid for as of the Closing.

“NERC” means the North American Electric Reliability Corporation and its regional entities.

“Net Working Capital” means the difference of (a) the current assets of the Acquired Companies minus (b) the current liabilities of the Acquired Companies, in each case, calculated (i) on a consolidated basis without double counting as of immediately prior to the Closing and (ii) in accordance with GAAP as modified by Annex A; provided, however, that in no event shall the calculation of Net Working Capital include any current Tax assets or Tax liabilities.

“No Scrape Representations” means the representations and warranties made in the last sentence of Section 4.06(a), Section 4.06(b)(ii), Section 4.08(b), Section 4.09(a)(v), Section 4.12(e)(ii) and Section 4.16(a).

“Order” means any judgment, decree, injunction, ruling or order of a Governmental Entity.

“Organizational Documents” means, with respect to any Person, (a) the articles or certificate of incorporation or organization and by-laws, the limited partnership agreement, the partnership agreement or the limited liability company agreement, operating agreement or such other organizational documents of such Person, and (b) all authorizing consents, minutes, resolutions, powers of attorney and other similar organizational records of such Person.

“Other Transaction Agreements” means all Contracts, instruments and certificates contemplated by and being delivered pursuant to or in connection with this Agreement, including the Purchaser Parent Guaranty, the FIRPTA Certificate, the Assignment and the certificates required pursuant to Section 7.02(d) and Section 7.03(c).

“Person” means any individual, corporation, partnership, joint venture, trust, association, organization, Governmental Entity or other entity.

“PJM” means PJM Interconnection, L.L.C.

“PJM Operating Agreement” means the Amended and Restated Operating Agreement of PJM Interconnection, L.L.C. dated June 2, 1997, or any successor operating agreement of PJM.

“Pre-Closing Taxes” means, without duplication, any Taxes due or payable by or with respect to the Acquired Companies, or any of their income, assets or operations, in each case, that are attributable to (a) a taxable year or other period ending on or prior to the Closing Date, or (b) in the case of a Straddle Period, the portion of such taxable year or period ending on the Closing Date.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing Date.

“PUHCA” means the Public Utility Holding Company Act of 2005, enacted as part of the Energy Policy Act of 2005, Pub. L. No. 109-58, as codified at § 1261 et seq., and the rules and regulations promulgated thereunder.

“Purchaser Disclosure Schedule” means the Schedule attached hereto as Schedule B.

“Purchaser Specified Representations” means the representations and warranties contained in Section 5.01, Section 5.02, Section 5.07, Section 5.08, Section 5.12 and Section 5.13.

“Reactive Tariff” means each of (a) Armstrong Power, LLC, FERC Electric Rate Schedule No. 3 for Reactive Power and Voltage Control from Generation Sources Service, and (b) Troy Energy, LLC, Rate Schedule FERC No. 4 for Reactive Supply and Voltage Control from Generation Sources Service.

“Representatives” means, as to any Person, the officers, directors, managers, employees, counsel, accountants, financial advisors and consultants of such Person.

“Required Consents” means, collectively, the Purchaser Required Consents, the Seller Required Consents, the Acquired Company Required Consents and the Consents set forth in Items 3 and 4 of Section 4.04 of the Seller Disclosure Schedule.

“Schedules” means, collectively, the Seller Disclosure Schedule and the Purchaser Disclosure Schedule, and each is referred to as a “Schedule.”

“Seller Debt Facilities” means (a) the Credit Agreement, dated as of April 23, 2013, as amended, by and among the Seller, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the other parties thereto, (b) the Letter of Credit Reimbursement Agreement, dated as of September 18, 2014, as amended, among the Seller, Macquarie Bank Limited, and Macquarie Energy LLC, (c) Letter of Credit Reimbursement Agreement, dated as of February 7, 2017, between the Seller and Goldman Sachs Bank USA, (d) the 2023 Senior Notes Indenture, dated as of May 20, 2013, by and among the Seller, the Subsidiary Guarantors (as defined therein) and Wilmington Trust, National Association, as Trustee, as supplemented from time to time, (e) the 2019, 2022 and 2024 Senior Notes Indentures, dated as of October 27, 2014, respectively, by and between Dynegy Finance II, Inc. and Wilmington Trust, National Association, as Trustee, as supplemented from time to time, (f) 2025 Senior Notes Indenture, dated as of October 11, 2016, by and among the Seller, the Subsidiary Guarantors (as defined therein) and Wilmington Trust, National Association, as Trustee and (g) 2024 Senior Notes Indenture, dated as of February 2, 2017, by and among the Seller, the Subsidiary Guarantors (as defined therein) and Wilmington Trust, National Association, as Trustee.

“Seller Disclosure Schedule” means the Schedule attached hereto as Exhibit A.

“Seller Material Adverse Effect” means any change, event or effect that has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Seller Parties to consummate the transactions contemplated by, and fulfill their respective obligations under, this Agreement.

“Seller Party” means the Seller and DPG.

“Straddle Period” means a Tax period beginning on or before, and ending after, the Closing Date.

“Target Net Working Capital” means $17,000,000.

“Tax” or “Taxes” means all taxes, charges, fees, levies or other similar assessments or liabilities, including any U.S. federal, state, local or foreign income, profits, franchise, withholding, ad valorem, personal property (tangible and intangible), commercial activity, gas revenue and/or use, gross receipts, employment, payroll, sales and use, social security, disability, occupation, real property, severance, excise and other taxes, charges, levies or other similar assessments imposed by a Taxing Authority, including any interest, penalty or addition thereto.

“Tax Returns” means any return, report or similar statement required to be filed with a Taxing Authority with respect to any Taxes (including any attached schedules), including any information return, disclosure, claim for refund, amended return and declaration of estimated Tax.

“Taxing Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Title Commitments” means those certain title pro forma owner’s policies of title insurance set forth in Annex B.

“Transfer Taxes” means all transfer, real property transfer, sales, use, goods and services, value added, documentary, stamp duty, excise, and conveyance Taxes and other similar Taxes, duties, fees or charges, together with any interest thereon, penalties, fines, charges, fees, additions to tax or additional amounts with respect thereto.

“Troy BRA Adjustment Amount” means an amount determined as follows: (a) the product of (i) the Cleared Capacity Price for Capacity Performance Resources Area (as defined by PJM) for the ATSI Local Deliverability Area, in $ per MW-day as established by the results of the 2020/21 Auction (the “Troy Cleared Capacity Price”), (ii) 627.2 MW and (iii) 365 days, minus (b) the product of (i) the Troy Cleared Capacity Price, (ii) the Troy Cleared Capacity Amount and (iii) 365 days; provided that the Troy BRA Adjustment Amount shall not be less than $0.

“Troy Cleared Capacity Amount” means the amount of capacity cleared with respect to the Troy Facility in the 2020/21 Auction.

“Troy Facility” means the approximate 609 MW natural gas fired electric generating facility in Luckey, Ohio owned by Troy.

“Troy LTSA” means that certain Second Amended and Restated Contractual Service Agreement, dated as of December 31, 2015, by and between General Electric International, Inc. and Troy, as modified by the Letter Agreement clarifying Price Escalation, dated January 27, 2016, and as amended by the First Amendment to Second Amended and Restated Contractual Service Agreement, dated February 7, 2017.

Section 2 Other Defined Terms. In addition to the defined terms set forth in Section 1 of Exhibit A, each of the following capitalized terms has the meaning specified in the Section set forth opposite such term below:

Acquired Companies	Recitals
Acquired Company Required Consents	Section 4.03
Acquired Company Specified Representations	Section 7.02(c)(i)
Agreement	Preamble
Allocation	Section 2.06
Alternative Transfer	Section 6.20(c)
Armstrong	Recitals
Armstrong HGPI	Section 6.21(b)
Assignment	Section 2.04(a)(ii)
Balance Sheet	Section 4.06(a)
Bankruptcy and Equity Exceptions	Section 3.02
Base Purchase Price	Section 2.02(a)
Cap	Section 9.01(c)(i)
Claim Notice	Section 9.03(a)
Closing	Section 2.03
Closing Date	Section 2.03
Company Sale Activities	Section 6.08(c)
Condemnation Value	Section 6.17(a)
Confidentiality Agreement	Section 6.04(a)
Consent	Section 3.03
Deductible	Section 9.01(b)(i)
Dispute Notice	Section 2.05(b)
Disputed Items	Section 2.05(b)
Dominion Service Contracts	Section 6.20(a)
Dominion Tariff	Section 6.20(b)
DPG	Recitals

Easement Real Property	Section 4.10(a)
Event of Loss	Section 6.17
FERC Application	Section 6.08(b)
FERC Mitigation Requirement	Section 6.08(c)
Filing	Section 3.03
Final Purchaser’s Statement	Section 2.05(c)
Final Statement	Section 2.05(c)
Financial Statements	Section 4.06(a)
Financing	Section 6.18
FIRPTA Certificate	Section 2.04(a)(iii)
Gas Manager	Section 6.20(c)
GDF SUEZ SPA	Section 6.05
GE Letter	Section 6.21(b)
Indemnified Entity	Section 9.03(a)
Indemnified Purchaser Entities	Section 9.01(a)
Indemnified Seller Entities	Section 9.02(a)
Indemnifying Entity	Section 9.03(a)
Independent Accountant	Section 2.05(b)
Insurance Policies	Section 4.16
Intellectual Property	Section 4.17
Interests	Recitals
Interim Period	Section 6.01(a)
Leased Real Property	Section 4.10(a)
Legal Restraint	Section 7.01(b)
Major Loss	Section 6.17(b)
Material Contracts	Section 4.09(a)
Outside Date	10.01(b)
Owned Real Property	Section 4.10(a)
Parties	Preamble
Payment Schedule	Section 2.02(b)
Permits	Section 4.08(a)
Permitted Liens	Section 4.10(a)
PJM Correspondence	Section 4.18(d)
Pre-Closing Claim	Section 6.17(f)
Projections	Section 8.04(a)
Purchase Price	Section 2.02(a)
Purchaser	Preamble
Purchaser Parent	Recitals
Purchaser Parent Guaranty	Recitals
Purchaser Required Consents	Section 5.03
Purchaser’s Statement	Section 2.05(a)
PWC	Section 2.05(b)
Real Property	Section 4.10(a)
Real Property Agreement	Section 4.10(c)
Resolution Period	Section 2.05(b)
Restoration Costs	Section 6.17(a)

Review Period	Section 2.05(b)
Schedule Update	Section 6.13
Securities Act	Section 5.08
Seller	Preamble
Seller Marks	Section 6.15(a)
Seller Required Consents	Section 3.03
Seller Specified Representations	Section 7.02(b)(i)
Seller Tax Matter	Section 6.03(f)(i)
Skadden	Section 11.11(a)
Substitute Dominion Service Contracts	Section 6.20(b)
Support Obligations	Section 6.10(a)
Taking	Section 6.17
Terminated Credit Support	Section 6.10(b)
Termination Payment	Section 10.02(c)
Third Party	Section 9.03(a)
Troy	Recitals